Hylsamex, S.A. de C.V.
File No. 82-4252

Hylsamex
Mexico's Steel

April 29, 2004

**For further information:**
Othón Díaz +(52) 81-8865-1240
Ismael De La Garza +(52) 81-8865-1224
Kevin Kirkeby +(646) 284-9416



# First Quarter 2004 Earnings Release

*The following report contains unaudited information for 1Q04, presented in constant pesos (Ps) as of March 31, 2004, and in metric tons. For convenience, income statement and cash flow statement figures are translated into dollars (US$) at the average exchange rate of each month and balance sheet items are translated into dollars at the end-of-period exchange rate.*

## HIGHLIGHTS

- Hylsamex achieved 1Q04 EBITDA of US$110 million, reflecting a marked improvement in profitability compared to the US$48 million and US$50 million generated in the previous quarter and the same quarter of 2003, respectively.

- On a per ton basis, EBITDA reached US$140/ton, more than twice the US$65/ton generated in the previous quarter and exactly two times the US$70/ton obtained in the same quarter of 2003.

- Greater cash flow generation led to an important US$52 million reduction in net debt during the quarter to a balance of US$962 million as of March 31, 2004. Cash reserves reached US$135 million, up US$50 million since year-end 2003. The Net Debt to LTM EBITDA ratio was 3.9x for 1Q04.

- Hylsamex registered solid volume growth during the quarter: shipments were 787,800 tons in 1Q04, 7% greater than the previous quarter and 9% more than the same quarter of 2003.

- In line with international steel pricing trends, during the quarter the Company implemented price increases that improved average revenue per ton to US$585/ton, up 20% and 19% from the levels registered in the previous quarter and the same quarter of 2003, respectively. Hylsamex generated revenues of US$461 million during 1Q04, growing 29% and 30% compared to the revenues obtained in the previous quarter and the same quarter of 2003, respectively.

- COGS per ton reached US$446/ton in 1Q04, 4% greater than the US$429/ton attained in the previous quarter and 5% higher than the US$426/ton recorded in the same quarter of 2003. Higher scrap prices are behind the rise in costs. Greater use of DRI mitigated the growing cost of scrap.

- Net income for 1Q04 amounted to US$63 million (Ps.702 million), decidedly in contrast to the net losses of US$56 million (Ps.644 million) and US$35 million (Ps.396 million) reported in the previous quarter and the same quarter of 2003, respectively.


EBITDA per Ton
(US$/Ton)
160
140
120
100
80
60
40
20
0
140
2000 2001 2002 2003 1Q04

Hylsamex's EBITDA of US$110 million during 1Q04 represents a significant improvement in the Company's profitability compared to the EBITDA of US$48 million and US$50 million recorded in the previous quarter and the same period of 2003, respectively. On a per ton basis, EBITDA reached US$140/ton, more than twice the US$65/ton generated in the previous quarter and exactly two times the US$70/ton obtained in the same quarter of 2003. Assessed using an EBITDA per ton basis, Hylsamex was among NAFTA's most profitable steel manufacturers and processors during 1Q04.

The enhanced level of cash generation can be attributed to both the current upward trend in global steel prices and strengths inherent in the Company's business model, which through the array of modern and efficient integrated minimill facilities that produce and process value-added steel, have uniquely positioned Hylsamex to benefit from the more favorable environment. During 1Q04, the Company implemented gradual price increases across all product categories to more closely reflect trends in international steel prices, as increased demand from the growing economies of the U.S. and China resulted in a more balanced global steel demand/supply situation. Thus, compared to the previous quarter, Hylsamex increased export shipments while also experiencing greater domestic volumes due to improved country fundamentals and the Company's status as "supplier-of-choice" in the Mexican market. In response to growing demand, the Flat Products Division restarted operations at Mill #1 (the primary flat products facility in use before the mid-1990s modernization program) reaching a pace of 36,000 tons per month, at the end of 1Q04. Production at Mill #1 is entirely on a variable cost basis (i.e. no incurrence of fixed costs) and is easily started and stopped as needed. Also, during March 2004, production at the Bar and Rod Division's North Plant was cut back by 18,000 tons due to a scheduled major maintenance.


Sales Volume
('000 Tons)
900
800
700
600
500
400
300
200
1Q 01
3Q 01
1Q 02
3Q 02
1Q 03
3Q 03
1Q 04


Revenue per Ton
(US$/ton)
700
600
500
400
300
200
1Q 01
3Q 01
1Q 02
3Q 02
1Q 03
3Q 03
1Q 04


Cash Cost per Ton
(US$/ton)
600
500
400
300
200
1Q 01
3Q 01
1Q 02
3Q 02
1Q 03
3Q 03
1Q 04

During 1Q04, Hylsamex operated in a rapidly changing environment with respect to input costs. Since late December 2003, using internally-sourced iron ore from its mines, the Company ramped up production of DRI in response to record high scrap prices observed in the market. Hylsamex utilized 510,400 tons of DRI in its metallic charge in 1Q04, up 26% and 35% versus the previous quarter and the same quarter of 2003, respectively. This, along with Hylsamex's scrap sourcing efforts focused on selectively purchasing scrap only when the associated commercial transaction made sense economically, changed the Company's metallic charge compared to recent quarters. As a consequence of DRI's renewed cost competitiveness vis-à-vis scrap and in contrast to 100% scrap-based producers,

Hylsamex's flexibility allowed it to register only moderate increases in aggregate COGS and cost per ton, despite high, albeit stable, natural gas prices.

The Company's financial condition improved notably and management persisted in controlling costs. Greater EBITDA and cash flow generation boosted liquidity, decreased net debt by US$52 million in 1Q04, and facilitated progress on the road to good financial ratios, as the Net Debt to LTM EBITDA ratio dropped to 3.9x. In the midst of greater operating activity, management continued applying tight control on costs and expenses: the ratio of operating expenses to sales decreased to 6.6% in 1Q04, down from 7.5% in 2003 and 8.5% in 2002. Efficient working capital management was also evident, as net working capital in days dropped to 35, from 48 days on a quarterly average in 2003. Hylsamex remains committed to improve its financial profile, carrying out only minimal investments at Hylsa, and holding cash for debt reduction.

In accordance with the debt reduction goal, the Company has set an annual budget of US$70 million for capital expenditures this year. Hylsamex's main subsidiaries -Hylsa and Galvak- will split the budget in approximately the same amount; however, the investment objectives of the sister companies are completely different. Hylsa plans to invest about US$39 million in 2004 (includes US$15 million for mine preparation); the subsidiary's capital expenditures are focused on replacement of equipment, mine preparation, and energy conservation and substitution projects.

At Galvak —Hylsamex's coated steel subsidiary— the investment program calls for US$31 million to be invested in a variety of initiatives such as new products, added capacity, and geographic expansion. During March 2004, the subsidiary initiated production at the new "Prepainted steel line #3", which further enriches Galvak's value-added product mix and adds 12,000 tons of monthly output. In addition, the company is on schedule to start-up two coated steel profile lines during 2004, one in May and a second in September. Other important investment projects include: introduction of new processing lines (slitted and corrugated steel), the purchase of software that will optimize production and logistics throughout the company, opening of additional service and distribution centers in the U.S., and the set up of railroad links to major tracks to facilitate inward and outward movement of finished product and supplies.

Since late in 2003, the global steel industry has lived in a unique and more favorable environment. Economic growth in key regions has spurred demand for steel and the raw materials needed for steel production, strongly invigorating international steel prices. In Mexico, increased manufacturing activity has positively impacted demand for Hylsamex's products. Consequently, Hylsamex is cautiously optimistic for the rest of 2004 as a result of pricing and volume trends observed thus far. In addition, the Company is in a privileged position vis-à-vis scrap-based steel producers due to its access to in-house iron ore and DRI's renewed cost advantage. Prospectively, elements such as Chinese and U.S. economic growth and their effect on international steel prices coupled with energy cost volatility, remain as key variables to assess the performance of the Company.

During 1Q04, total volume sold increased noticeably, resulting from greater domestic shipments. Shipments for 1Q04 totaled 787,800 tons, 51,000 tons or 7% greater than the 736,800 tons of the previous quarter and 65,000 tons or 9% more than the 722,800 tons of the same quarter of 2003. The increase in volumes sold versus the previous quarter was due to better shipment levels in the flat product categories.

**Shipments**
('000 tons)


723
737
788
Exp
Dom
1Q03
4Q03
1Q04

Hylsamex registered solid domestic sales volume in 1Q04. Volume sold in the domestic market totaled 632,300 tons, 36,600 tons or 6% higher than the 595,700 tons of the preceding quarter and 20% or 105,600 tons more than the 526,700 tons registered in the same quarter of 2003. Growth versus the previous quarter came from greater shipments of flat steel and wirerod. The increase in domestic volumes for 1Q04 reveals better domestic fundamentals.

**Export Revenue**
(US$ million)


89
72
92
1Q03
4Q03
1Q04

Export volumes during 1Q04 reached 155,500 tons, 10% or 14,400 tons more than the 141,100 tons of the previous quarter but 21% or 40,600 tons less than the 196,100 tons exported in the same quarter of 2003. The increase versus the previous quarter was due to additional shipments within the flat product categories. The drop in export volume compared to the same quarter of 2003 is a consequence of Hylsamex shifting production to supply orders from domestic clients, however, the Company continues to sense export opportunities. Export prices for 1Q04 calculated in nominal dollars increased versus both comparable periods, following the trend in international steel prices. Hylsamex achieved export revenues of US$92 million in 1Q04, reflecting an increase of 27% versus the previous quarter's export revenues of US$72 million, and slightly increasing 3% compared to the same quarter of 2003, when export revenues totaled US$89 million. Hylsamex exported a richer mix consisting of more coated products and less non-flat products, a tendency that enhanced the Company's average export revenue per ton.

# REVENUE

Hylsamex's revenues increased considerably in 1Q04 as a result of favorable trends in international steel prices and strong sales volume. The Company generated sales revenue of US$461 million (Ps.5,148 million) in 1Q04, 29% higher than the US$359 million (Ps.4,095 million) obtained in the previous quarter and 30% higher than the US$355 million (Ps.4,036 million) achieved in the same quarter of 2003.

The top line also rose notably versus both comparable periods when expressed in Pesos. Measured against the previous quarter, the Company enjoyed a 26% growth in Pesos. This is mostly explained by an 18% gain in average revenue per ton expressed in Pesos (Ps.6,533 in 1Q04 vs. Ps.5,558 in 4Q03) complemented by a 7% increase in volume. The increase in average revenue per ton was produced by the Company's pricing initiatives implemented starting late December 2003, covering the entire spectrum of steel products, in the domestic and export markets. The price increases were put in place gradually throughout the quarter to reflect steel prices in the international markets and the higher cost of certain inputs such as steel scrap. The renewed strength in pricing is not only benefiting the finished product lines but also semi-finished products such as billet. In the comparison against the same quarter of 2003, revenues grew 28% when stated in Pesos. The rise is largely composed of a 17% expansion in average revenue per ton in Pesos (Ps.6,533 in 1Q04 vs. Ps.5,583 in 1Q03) and a 9% increase in shipments. The clear improvement in average revenue per ton was also due to the pricing initiatives already mentioned in this paragraph.

Revenue per ton calculated in dollars was US$585/ton in 1Q04, consisting of a weighted average steel price of US$551/ton and a US$34/ton contribution from other steel revenue. The average steel price for 1Q04 increased US$97 or 22% compared to the US$454/ton level recorded in the previous quarter and rose US$103 or 23% in relation to the US$448/ton achieved in the same quarter of 2003. These positive trends result from management's successful efforts to pass through price increases observed in international markets. Other steel revenue remained mostly unchanged when evaluated against the US$33/ton reported in the previous quarter, but decreased US$8/ton compared to the same quarter of 2003.

During the quarter, Hylsa S.A. de C.V. (Hylsa) formalized a long-term agreement to supply pellet to China. It will export 500,000 tons of pellet per year during the next five years. To fulfill this agreement, excess production capacity will be used— as in the past, Hylsamex will continue to fully benefit from its low cost supply of raw materials.

**Shipments & Revenue**
('000 Tons and Millon of Constant Pesos as of March 31, 2004)

| | 1Q04 | | 4Q03 | | 1Q03 | |
|---|---|---|---|---|---|---|
| | Tons | Ps. | Tons | Ps. | Tons | Ps. |
| Domestic Market | 632.3 | 4,121.7 | 595.7 | 3,269.8 | 526.7 | 3,025.0 |
| Export Market | 155.5 | 1,025.9 | 141.1 | 823.4 | 196.1 | 1,011.2 |
| **Total** | **787.8** | **5,147.6** | **736.8** | **4,093.2** | **722.8** | **4,036.2** |

# COST OF GOODS SOLD

During 1Q04, Hylsamex operated in a rapidly changing environment with respect to input costs and production requirements to meet stronger demand. The Flat Products Division restarted operations at Mill #1 (Hylsamex's primary flat products facility in use before the mid-1990s modernization program) reaching a pace of 36,000 tons per month as sales orders climbed. Meanwhile, since late December 2003, using internally-sourced iron ore from its mines, the Company ramped up production of DRI in response to the record high scrap prices observed in the market. Hylsamex utilized 510,400 tons of DRI in its metallic charge in 1Q04, up 26% and 35% versus the previous quarter and the same quarter of 2003, respectively. This, along with Hylsamex's scrap sourcing efforts focused on selectively purchasing scrap only when the associated commercial transaction made sense economically, changed the Company's metallic charge compared to recent quarters. As a consequence of DRI's renewed cost competitiveness vis-à-vis scrap and in contrast to 100% scrap-based producers, Hylsamex's flexibility allowed it to register only moderate increases in aggregate COGS and cost per ton, despite high, albeit stable, natural gas prices.

COGS for 1Q04 amounted to US$352 million (Ps.3,927 million), 11% higher than the US$316 million (Ps.3,613 million) recorded in the preceding quarter and 14% greater than the US$308 million (Ps.3,506 million) registered in the same quarter of 2003. The increases in COGS versus both comparable periods were due to greater shipment levels and to a lesser extent, to higher costs of key inputs such as scrap and energy.

On a per ton basis, COGS in 1Q04 reached US$446/ton, US$17/ton or 4% greater than the US$429/ton attained in the previous quarter and US$20/ton or 5% superior to the US$426/ton recorded in the same quarter of 2003. The US$17/ton increase in cost per ton against the previous quarter was composed of a US$20/ton increase in variable cost partially offset by a US$3/ton decrease in fixed cost. Higher scrap explain the rise in variable cost, whereas greater shipment levels allowed a better spreading of fixed costs, consequently decreasing this cost figure on a per ton basis. The US$20/ton increase in cost per ton judged against the same quarter of 2003 consisted of a US$26/ton increase in variable cost, which was also partially offset by a drop in fixed cost per ton of US$6/ton. The reasons behind the variations against the same quarter of last year are basically the same as those that explain the cost changes versus the previous quarter. An explanation of the quarterly behavior for the main components of COGS follows:



Energy Inputs
Quarterly Prices
7.0
6.0
5.0
4.0
3.0
2.0
Natural Gas
@ South Texas
1Q02
3Q02
1Q03
3Q03
1Q04
Electricity (US ¢/KWh)
Natural Gas (US$/MMBtu)


**Energy Inputs:** The effective natural gas price for Hylsamex during 1Q04 was US$5.15/MMBtu (corresponding to a US$5.30/MMBtu reference average price in South Texas), 3% greater than the US$5.01/MMBtu observed in the previous quarter and 6% higher than the US$4.85/MMBtu recorded in the same quarter of 2003. During 1Q04, the Company received a US$0.375/MMBtu discount in its natural gas cost on 200 natural gas contracts per month, as a result of the monetization of the US$5.00/MMBtu cap that took place in 4Q03. For 1Q04, the decision to unwind the cap proved favorable since the average monthly South Texas price from January to March 2004 was below US$5.375/MMBtu. The Company is constantly monitoring and studying the natural gas markets to manage this exposure. As of the date of this report, the natural gas hedging program consists of the following positions:

- 2004: 63% of the requirements for November and December hedged with a costless collar of US$4.1225-5.00/MMBtu against the South Texas price; 63% of the requirements for the April to October period remain with a floor at US$4.1225/MMBtu.

- 2005: 32% of the needs for the calendar year are hedged with a US$4.58/MMBtu swap capped at US$7.00/MMBtu, against the NYMEX natural gas price, which in 2003 was US$0.25 higher than the South Texas price (reference price in Mexico), on average.

**Fair Value of Natural Gas Derivatives**[1]: As of April 27, 2004, the fair value of Hylsamex's natural gas positions amounts to US$18.5 million (which represents a positive amount).

The cost of electricity for 1Q04 was US¢3.96/Kwh, 1% greater than the US¢3.92/Kwh registered in the previous quarter and 6% higher than the US¢3.74/Kwh recorded in the same quarter of 2003. The increase in the cost of electricity versus the same quarter of 2003 was the result of higher international prices for fossil fuels.

**Metallic Inputs:** The weighted average cost of the Company's metallic charge increased US$21/ton or 14% compared to the previous quarter, and was also US$28/ton or 20% higher than the cost during the same quarter of 2003. In both assessments, the metallic charge's cost increase is attributed to higher scrap costs, as the cost of DRI remained remarkably stable.

DRI's cost increased marginally by US$1/ton or 1% in 1Q04 versus the previous quarter, but slightly decreased US$1/ton or 1% compared to the same period of 2003. This stability is due to the fairly steady effective cost of natural gas for Hylsamex, which has hovered around US$5.00/MMBtu since 2003, in part as a result of the Company's natural gas hedging strategy. Since late in 2003, DRI has regained competitiveness vis-à-vis steel scrap as a result of the ascending tendency in scrap prices. Accordingly, Hylsamex's competitive position has been enhanced compared to 100% scrap-based producers.

The cost of Hylsamex's domestic scrap mix increased significantly by US$40/ton or 30% as measured against the preceding quarter and also rose US$51/ton or 42% compared to the same quarter of 2003, following the upward trend exhibited by U.S. scrap prices.

The cost of Hylsamex's imported scrap mix markedly increased following the preceding quarter's slight increase: its cost augmented US$91/ton or 57% compared to the previous quarter due to the sharp surge in U.S. scrap prices caused by strong demand from scrap consumers, including Asian demand for this commodity. In the comparison versus the same quarter of 2002, the cost of imported scrap also increased considerably US$114/ton or 83%, again entirely explained by recent trends in U.S. scrap prices. The upward trend in scrap prices should not be seen in isolation as it is a reflection of a more robust and tighter international steel market.

## OPERATING EXPENSES

Operating expenses for 1Q04 totaled US$30 million (Ps.339 million), 21% higher than the US$25 million (Ps.286 million) spent in the previous quarter and 12% greater than the US$27 million (Ps.308 million) registered in the same quarter of 2003. Yet, on a relative basis, the ratio of operating expenses to sales decreased to 6.6% during 1Q04, lower than the 7.0% registered in the previous quarter and the 7.6% observed in the same quarter of 2003. Conversely, on a per ton basis, operating expenses reached US$39/ton, registering small increases of US$5/ton and US$2/ton compared to the preceding quarter and the same period of 2003, respectively.

[1] The fair value of the natural gas derivatives was estimated internally by the Company.

Operating income for 1Q04 totaled US$79 million (Ps.882million), US$62 million greater than the US$17 million (Ps.195 million) gained in the previous quarter and US$59 million higher than the US$20 million (Ps.222million) obtained in the same quarter of 2003. This sharp increase in profitability is essentially explained by two reasons. First, management successfully executed price increases across all product categories to reflect the trends in international steel prices, boosting average revenue per ton. Second, Hylsamex's enhanced position as an efficient, vertically integrated minimill, allowed it to expand profit margins more than other steel producers since the Company's unit production costs increased only marginally. To a lesser extent, the healthy increase in shipments permitted a better spread of fixed costs that further enhanced profitability.

Hylsamex achieved EBITDA in 1Q04 of US$110 million (Ps.1,227 million), US$62 million greater than the US$48 million (Ps.543 million) generated in the previous quarter and US$60 million higher than the US$50 million (Ps.572 million) gained in the same quarter of 2003. The EBITDA Margin was 24% in 1Q04, notably higher than the 13% registered in the previous quarter and the 14% reached in the same quarter of 2003. On a per ton basis, EBITDA reached US$140/ton, more than twice the US$65/ton generated in the previous quarter and exactly two times the US$70/ton obtained in the same quarter of 2003. Assessed using an EBITDA per ton basis, Hylsamex was among NAFTA's most profitable steel manufacturers and processors during 1Q04.


EBITDA per Ton
(US$/Ton)
160
140
120
100
80
60
40
20
0
140
2000
2001
2002
2003
1Q04


Quarterly EBITDA
(US$ Millions)
140
120
100
80
60
40
20
0
110
1Q 01
2Q 01
3Q 01
4Q 01
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03
4Q 03
1Q 04

## COMPREHENSIVE FINANCIAL RESULT (CFR)

Hylsamex recorded in 1Q04 a net financial gain of US$1 million (Ps.18 million), in contrast to the net financial costs of US$37 million (Ps.425 million) and US$49 million (Ps.551 million) registered in the previous quarter and the same quarter of 2003, respectively. The CFR variations largely had to do with the fluctuation of the Peso-dollar exchange rate and its significant effect on the basically dollarized debt. To a lesser degree, a small spike in domestic inflation in 1Q04 compared to recent quarters produced monetary gains due to the Company's net monetary liability position.

**Comprehensive Financial Result**
Million of Constant MXP as of March 31, 2004

| | 1Q04 | 4Q03 | 1Q03 |
|---|---|---|---|
| Financial Income | 12.7 | 13.3 | 30.0 |
| Financial Expenses | (266.4) | (291.1) | (266.8) |
| Financial Expenses, net | (253.7) | (277.8) | (236.8) |
| FX Gain (Loss) | 86.9 | (322.1) | (450.6) |
| Monetary Position Gain (Loss) | 205.5 | 189.3 | 149.3 |
| Act. Labor Liability | (16.0) | (20.2) | (16.0) |
| Capitalized CFR | (4.3) | 6.0 | 3.0 |
| **Comprehensive Financial Result** | 18.4 | (424.8) | (551.1) |
| **Macroeconomic Variables** | | | |
| End-of-period Ps / US$ exchange rate | 11.1540 | 11.2360 | 10.7671 |
| (Appreciation) / Depreciation of the Peso | (0.73%) | 2.83% | 4.41% |
| Domestic inflation | 1.62% | 1.59% | 1.37% |

## CONSOLIDATED NET INCOME

During 1Q04, the Company registered consolidated net income of US$63 million (Ps.702 million), decidedly in contrast to the net losses of US$56 million (Ps.644 million) and US$35 million (Ps.396 million) reported in the previous quarter and the same quarter of 2003, respectively. In both instances, the bottom line improved chiefly as a result of the sharp rise in operating profitability, the recognition of foreign exchange gains instead of losses, and the accrual of higher equity income from Amazonia.

**Net Income (Loss) Integration**
Millon of Constant Pesos as of March 31, 2004

| | 1Q04 |
|---|---|
| Operating Income | 881.2 |
| Integral Financial Result | 18.4 |
| Other income and special items, net | (26.7) |
| Taxes, Current and Deferred | (218.7) |
| Equity income (loss) associated company | 47.7 |
| Consolidated Net Income (Loss) in 1Q04 | 701.9 |

## NET DEBT VARIATION 1Q04

**Net Debt:** Hylsamex's net debt as of March 31, 2004 reached US$962 million, US$52 million less than the US$1,014 million outstanding as of December 31, 2003. The reduction in net debt versus the previous quarter was obtained through a notable increase in cash flow from operations, used to increase cash reserves by US$50 million during the quarter.

**Net Debt Variation**
US$ Million

| | |
|---|---|
| Net Debt as of December 31, 2003 | 1,014.3 |
| EBITDA generation | -110.1 |
| Investment in Working Capital by Operations | 15.2 |
| Other Items (1) | -2.9 |
| Accrued Interest | 18.1 |
| Taxes | 10.3 |
| Capital Expenditures | 13.0 |
| Accrued PIK Interest | 4.3 |
| = Net Debt as of March 31, 2004 | 962.2 |

(1) Mainly management fee and pension liability

**Cash Taxes Paid:** Cash taxes paid during 4Q03 amounted to US$10 million, slightly above the US$8 million paid in the previous quarter but below the US$11 million disbursed in the same quarter of 2003. As of March 31, 2004, the Company holds US$292 million and US$158 million in tax loss carry forwards and asset tax credits, respectively. Tax loss carry forwards can be used to reduce future taxable income and consequently diminish income tax incurred. Furthermore, if future income tax incurred is greater than the asset tax, asset tax credits can be utilized to reduce income tax payments to the asset tax level.

**Net Working Capital (NWC):** During 1Q04 net working capital represented a use of funds of US$15 million. As the level of operating activity sharply increased during the quarter, the Company invested working capital primarily in accounts receivables and to a lesser degree in inventories. However, the Company exhibited efficient management of working capital as demonstrated by the favorable tendency in the operating activity ratios, as NWC in days dropped to 35 days, from 44 and 46 days in the previous quarter and the same quarter of 2003, respectively. The decrease in NWC in days was the result of lower inventory turnover measured in days, the mentioned ratio reaching 59 days in 1Q04, as compared to 65 days achieved in the previous quarter and 67 days obtained in the same quarter of 2003.

**Capital Expenditures:** Capital expenditures reached US$13 million during 1Q04, US$4 million below the investments made in the previous quarter but US$3 million above the amount disbursed in the same quarter of 2003. Out of the figure for 1Q04, US$6 million were disbursed at the Galvak level, where the outlays reflect further progress in connection with its ongoing expansion program. The balance corresponded to US$4 million spent on the removal of overburden material at the mines and to US$3 million that was invested in normal Capex throughout Hylsa. Hylsamex's growth strategy remains focused on Galvak, while at Hylsa, the Company is investing only in replacement Capex and in mine preparation, in order to ensure a reliable and efficient use of the facilities at high rates of utilization.

## Liquidity and Cash Reserves

Hylsamex's liquidity clearly improved during 1Q04. The rise in operating income increased the Company's cash reserves considerably during the quarter, to a balance of US$135 million as of March 31, 2004, up US$50 million compared to the balance of US$85 million as of December 31, 2003. Additionally, Hylsa's US$40 million revolving credit facility remains unused since October 2003. Maturities of long-term debt for the next 12 months amount to US$113 million (US$82 million correspond to Hylsa while US$31 million belong to Galvak).

## Key Financial Ratios

Greater EBITDA generation and a reduction in net debt are responsible for Hylsamex reaching better levels in its financial ratios. The Company recorded Net Debt to LTM EBITDA of 3.9x as of the end of 1Q04, decreasing significantly from the 5.4x and 4.9x observed in the preceding quarter and the same period of 2003, in that order. The interest coverage ratio (LTM EBITDA to LTM Net Interest Expense) improved in a similar fashion to 2.6x, compared to 2.0x in the previous quarter and 2.1x in the same quarter of 2003. The next graphs illustrate the behavior of the Company's key financial ratios, net debt, and cash reserves over time:



Cash Reserves
Net Debt
US$MMs
US$ MMs
160
140
120
100
80
60
40
20
0
1,400
1,300
1,200
1,100
1,000
900
800
135
962
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03
4Q 03
1Q 04
Cash Reserves
Net Debt




Net Debt / LTM EBITDA
Interest Coverage, LTM
Times
Times
9.0
8.0
7.0
6.0
5.0
4.0
3.0
3.0
2.0
1.0
0.0
2.6
3.9
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03
4Q 03
1Q 04
Leverage
Interest Coverage


**Fair Value of Interest Rate Derivatives**[2]: As of April 26, 2004, the fair value of Hylsamex's interest rate derivatives position amounted to US$3.9 million (which represents a positive amount). All of Hylsamex's interest rate derivative transactions are structured as Libor interest rate caps.

# Equity Income from Associated Companies (Sidor)

Hylsamex's minority stake in Amazonia generated a gain of US$4 million (Ps.48 million) in 1Q04, compared to the gain of US$8 million (Ps.93 million) recorded in the previous quarter, and contrasting to the loss of US$19 million (Ps.211 million) registered in the same quarter of 2003. Sidor posted a good operating performance as a result of the favorable fundamentals in the global steel market in 1Q04, the Company's position as one of the world's lowest-cost steel producers, and its privileged geographic location that allows it to efficiently supply the domestic and export markets.

[2] *The fair value of interest rate derivatives was estimated by the Company internally.*

## HYLSA MAKES US$15 MILLION FACILITY A PREPAYMENT

On April 27, 2004, Hylsa made a US$15 million prepayment on Facility A. The funds were used to pay down the entire outstanding amount of the "Export Backed Credit" tranche of Facility A, which had quarterly amortizations beginning June 30, 2004 and ending December 31, 2005. Hylsa used internally generated cash to make this prepayment. Hylsamex remains committed to improve its financial profile and expects to build excess cash reserves for debt reduction.

# HYLSAMEX, S.A. DE C.V. AND SUBSIDIARIES

## Selected Financial Information
(Million Pesos as of March 2004)

| Income Statement | 1Q 2004 | 4Q 2003 | 1Q 2003 |
|---|---|---|---|
| Sales Revenue | 5,148 | 4,095 | 4,036 |
| Gross Profit | 1,221 | 482 | 530 |
| Operating Profit | 882 | 192 | 222 |
| CFR | 18 | (425) | (551) |
| Equity in subsidiary | 48 | 93 | (211) |
| Consolidated Net Earnings | 702 | (644) | (396) |
| Majority Net Earnings | 682 | (652) | (392) |

| Balance Sheet | Mar 2004 | Dec 2003 | Mar 2003 |
|---|---|---|---|
| Current Assets | 7,689 | 6,709 | 6,229 |
| Non-Current Assets | 23,269 | 23,645 | 23,939 |
| Total Assets | 30,958 | 30,354 | 30,168 |
| Current Liabilities | 4,625 | 3,657 | 2,889 |
| Non-Current Liabilities | 15,198 | 16,024 | 16,142 |
| Total Liabilities | 19,823 | 19,681 | 19,031 |
| Stockholders Equity | 11,135 | 10,673 | 11,137 |
| Majority Interest | 9,224 | 8,774 | 9,250 |

## Operating and Financial Indicators

| Income Statement | | | |
|---|---|---|---|
| Shipments ('000 tons) | 787 | 737 | 722 |
| Exports (%) | 19.7 | 19.2 | 27.1 |
| Revenue/ton | 6,533 | 5.558 | 5,583 |
| Cash cost/ton | 4,544 | 4,432 | 4,366 |
| Gross margin (%) | 23.7 | 11.8 | 13.1 |
| Operating margin (%) | 17.1 | 4.8 | 5.5 |
| EBITDA margin (%) | 23.8 | 13.3 | 14.2 |
| Earnings per ADS | 8.08 | (7.73) | (4.64) |

| Balance Sheet | | | |
|---|---|---|---|
| Net debt (Ps. million) | 10,732 | 11,581 | 11,841 |
| Net debt (US$ million) | 962 | 1,014 | 1,055 |
| Net debt to equity | 0.97 | 1.09 | 1.06 |
| Current Ratio | 1.66 | 1.83 | 2.16 |
| B. Value/ADS | 109.30 | 103.97 | 109.61 |
| **Interest Coverage †** | | | |
| Last 12 months | 2.55 | 1.97 | 2.14 |
| Quarterly | 4.85 | 1.91 | 2.41 |

* Based on ADS & majority net income

** Monthly figures translated into dollars at the average exchange rate of each month

† (EBITDA) /(Financial Expenses, net)

Stock price at the end of each quarter: Ps.11.42 at Mar/31/04, Ps.6.75 at Dec/30/03 and Ps.5.18 at Mar/31/03

# HYLSAMEX, S.A. DE C.V. AND SUBSIDIARIES

## Consolidated Balance Sheet

At March 31, 2004, with comparative figures for 2003
(Million Pesos as of March 2004)

| ASSETS | 2004 | 2003 |
|---|---|---|
| **Current Assets:** | | |
| Cash and temporary investments | $ 1,504 | $ 572 |
| Cash restricted | | |
| Trade accounts receivable | 2,772 | 2,184 |
| Other accounts receivable | 829 | 767 |
| Inventories | 2,584 | 2,706 |
| Total current assets | 7,689 | 6,229 |
| Investment in shares of Associated Company | 657 | 176 |
| Property, Plant and Equipment | 20,557 | 21,087 |
| Deferred Charges | 1,686 | 1,856 |
| Deferred Tax | 50 | 515 |
| Other Asset | 319 | 305 |
| TOTAL ASSETS | $30,958 | $30,168 |

| LIABILITIES & EQUITY | 2004 | 2003 |
|---|---|---|
| **Current Liabilities:** | | |
| Current portion of long term debt | $ 1,266 | $ 298 |
| Short-term affiliated Co. | | |
| Bank loans | | |
| Accrued interest payable | 71 | 69 |
| Accounts payable and accrued expenses | 3,288 | 2,522 |
| Total current liabilities | 4,625 | 2,889 |
| **Long-Term Liabilities:** | | |
| Long-term debt | 10,941 | 12,038 |
| Long-term affiliated Co. | 462 | 306 |
| Deferred taxes | 2,444 | 2,575 |
| Estimated liabilities for seniority premiums and pension plan | 1,351 | 1,223 |
| Total long-term liabilities | 15,198 | 16,142 |
| **TOTAL LIABILITIES** | **19,823** | **19,031** |
| **Stockholders' Equity:** | | |
| Nominal capital stock | 4,975 | 4,975 |
| Restatement of capital stock | 989 | 989 |
| | 5,964 | 5,964 |
| Other contributed capital | | |
| Contributed capital | 5,964 | 5,964 |
| Earned surplus | 3,260 | 3,286 |
| Total majority interest | 9,224 | 9,250 |
| Minority interest | 1,911 | 1,887 |
| **TOTAL STOCKHOLDERS' EQUITY** | **11,135** | **11,137** |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $30,958 | $30,168 |
| Majority interest per share | 18.2168 | 18.2682 |
| Majority interest per ADS/GDS | 109.3009 | 109.6092 |

## Consolidated Statement of Income

For the period ended March 31, 2004, with comparative figures for 2003
(Million Pesos as of March 2004)

| | 2004 | 2003 |
|---|---|---|
| Net sales | $ 5,148 | $ 4,036 |
| Cost of sales | (3,927) | (3,506) |
| Gross profit | 1,221 | 530 |
| Operating expenses | (339) | (308) |
| Operating income | 882 | 222 |
| Comprehensive financing (expenses) income, net | 18 | (551) |
| Other income and special items, net | (27) | 4 |
| Income (loss) before the following provisions | 873 | (325) |
| Provisions for income tax, assets tax and deferred tax | (214) | 145 |
| Employees' profit sharing | (5) | (5) |
| Income (loss) before extraordinary items | 654 | (185) |
| Extraordinary item - income tax reduction and asset tax credit | | |
| Income (loss) before equity in associated company | 654 | (185) |
| Equity in income (loss) of associated company | 48 | (211) |
| **Consolidated net income (loss)** | **702** | **(396)** |
| **Net (income) loss corresponding to minority interest** | **(20)** | **4** |
| **Net income (loss) corresponding to majority interest** | **$ 682** | **($ 392)** |
| Net majority income (loss) per share | 1.3462 | (0.7734) |
| Net majority income (loss) per ADS/GDS | 8.0773 | (4.6406) |

## HYLSAMEX, S.A. DE C.V. AND SUBSIDIARIES

### Consolidated Statement of Changes in the Financial Position

For the period ended March 31, 2004, with comparative figures for 2003
(Million Pesos as of March 2004)

| | 2004 | 2003 |
|---|---|---|
| **Operations:** | | |
| Income before extraordinary items | $ 702 | ($ 396) |
| Items not affecting resources: | | |
| Depreciation and amortization | 346 | 349 |
| Equity in income (loss) of associated company | (48) | 211 |
| Deferred taxes | 134 | (179) |
| Other, net | 32 | 33 |
| | 1,166 | 18 |
| Changes in working capital other than financing: | | |
| Accounts receivable | (493) | 47 |
| Inventories | (103) | (106) |
| Accounts payable and accrued expenses | 445 | (135) |
| | (151) | (194) |
| **Resources provided by operations** | **1,015** | **(176)** |
| **Financing:** | | |
| Loans received | 48 | 149 |
| Repayment of loans | (384) | 206 |
| Increase in capital stock | | |
| Increase in minority interest | (12) | (11) |
| Dividends (declared) received | | |
| **Resources provided by financing activities** | **(348)** | **344** |
| **Investment:** | | |
| Property, plant and equipment, net | (99) | (73) |
| Deferred charges | (36) | (31) |
| Other assets | (3) | (107) |
| **Resources used in investment activities** | **(138)** | **(211)** |
| **Decrease (increase) in cash and temporary investments** | **529** | **(43)** |
| Cash and temporary investment at the beginning of the period | 975 | 615 |
| **Cash and temporary investment at the end of the period** | **$ 1,504** | **$ 572** |

# EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

**Emisora: HYLSAMEX, S.A. DE C.V..**

**Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.**

**Nombre del sobre: icssific.ens**

**Longitud del sobre: 67366 bytes.**

**Fecha de recepcion: Apr 29 2004 12:41:14:436PM.**

**Folio de recepcion: 48466.**



## Los Archivos recibidos son los siguientes:

| Nombre del archivo | Tipo de Archivo | Descripcion |
|---|---|---|
| icssific.bmv | 1 | Sific para Industriales, Comerciales y de Servicios |

## Los Archivos NO recibidos son los siguientes:

| Nombre del archivo | Error |
|---|---|

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: 1 AÑO: 2004
**HYLSAMEX, S.A. DE C.V.**

**ESTADO DE SITUACION FINANCIERA** **CONSOLIDADO**
AL 31 DE MARZO DE 2004 Y 2003
(Miles de Pesos)

**Impresión Final**

| REFS | CONCEPTOS | TRIMESTRE AÑO ACTUAL Importe | % | TRIMESTRE AÑO ANTERIOR Importe | % |
|---|---|---|---|---|---|
| **1** | **ACTIVO TOTAL** | **30,957,631** | **100** | **30,167,956** | **100** |
| **2** | **ACTIVO CIRCULANTE** | **7,689,424** | **25** | **6,229,069** | **21** |
| 3 | EFECTIVO E INVERSIONES TEMPORALES | 1,503,784 | 5 | 571,995 | 2 |
| 4 | CLIENTES Y DOCUMENTOS POR COBRAR (NETO) | 2,772,220 | 9 | 2,184,498 | 7 |
| 5 | OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO) | 766,803 | 2 | 697,301 | 2 |
| 6 | INVENTARIOS | 2,584,033 | 8 | 2,706,402 | 9 |
| 7 | OTROS ACTIVOS CIRCULANTES | 62,584 | 0 | 68,873 | 0 |
| **8** | **LARGO PLAZO** | **656,872** | **2** | **175,621** | **1** |
| 9 | CUENTAS Y DOCUMENTOS POR COBRAR (NETO) | 0 | 0 | 0 | 0 |
| 10 | INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS | 652,262 | 2 | 130,550 | 0 |
| 11 | OTRAS INVERSIONES | 4,610 | 0 | 45,071 | 0 |
| **12** | **INMUEBLES, PLANTA Y EQUIPO (NETO)** | **20,556,648** | **66** | **21,086,678** | **70** |
| 13 | INMUEBLES | 1,144,034 | 4 | 1,141,253 | 4 |
| 14 | MAQUINARIA Y EQUIPO INDUSTRIAL | 39,016,843 | 126 | 39,145,838 | 130 |
| 15 | OTROS EQUIPOS | 202,071 | 1 | 203,148 | 1 |
| 16 | DEPRECIACION ACUMULADA | 20,419,405 | 66 | 19,644,860 | 65 |
| 17 | CONSTRUCCIONES EN PROCESO | 613,105 | 2 | 241,299 | 1 |
| **18** | **ACTIVO DIFERIDO (NETO)** | **2,054,687** | **7** | **2,676,588** | **9** |
| **19** | **OTROS ACTIVOS** | **0** | **0** | **0** | **0** |
| **20** | **PASIVO TOTAL** | **19,822,303** | **100** | **19,030,878** | **100** |
| **21** | **PASIVO CIRCULANTE** | **4,623,314** | **23** | **2,889,296** | **15** |
| 22 | PROVEEDORES | 1,771,180 | 9 | 1,451,655 | 8 |
| 23 | CREDITOS BANCARIOS | 1,265,711 | 6 | 298,222 | 2 |
| 24 | CREDITOS BURSATILES | 0 | 0 | 0 | 0 |
| 25 | IMPUESTOS POR PAGAR | 6,913 | 0 | 91,048 | 0 |
| 26 | OTROS PASIVOS CIRCULANTES | 1,579,510 | 8 | 1,048,371 | 6 |
| **27** | **PASIVO A LARGO PLAZO** | **11,403,463** | **58** | **12,344,367** | **65** |
| 28 | CREDITOS BANCARIOS | 6,820,279 | 34 | 7,880,732 | 41 |
| 29 | CREDITOS BURSATILES | 4,107,857 | 21 | 4,126,848 | 22 |
| 30 | OTROS CREDITOS | 475,327 | 2 | 336,787 | 2 |
| **31** | **CREDITOS DIFERIDOS** | **3,795,526** | **19** | **3,797,215** | **20** |
| **32** | **OTROS PASIVOS** | **0** | **0** | **0** | **0** |
| **33** | **CAPITAL CONTABLE** | **11,135,328** | **100** | **11,137,078** | **100** |
| **34** | **PARTICIPACION MINORITARIA** | **1,911,416** | **17** | **1,887,152** | **17** |
| **35** | **CAPITAL CONTABLE MAYORITARIO** | **9,223,912** | **83** | **9,249,926** | **83** |
| **36** | **CAPITAL CONTRIBUIDO** | **5,964,074** | **54** | **5,964,074** | **54** |
| 37 | CAPITAL SOCIAL PAGADO (NOMINAL) | 4,975,129 | 45 | 4,975,129 | 45 |
| 38 | ACTUALIZACION CAPITAL SOCIAL PAGADO | 988,945 | 9 | 988,945 | 9 |
| 39 | PRIMA EN VENTA DE ACCIONES | 0 | 0 | 0 | 0 |
| 40 | APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL | 0 | 0 | 0 | 0 |
| **41** | **CAPITAL GANADO (PERDIDO)** | **3,259,838** | **29** | **3,285,852** | **30** |
| 42 | RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL | 9,027,449 | 81 | 9,696,834 | 87 |
| 43 | RESERVA PARA RECOMPRA DE ACCIONES | 111,682 | 1 | 111,682 | 1 |
| 44 | EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE | (6,560,933) | (59) | (6,131,040) | (55) |
| **45** | **RESULTADO NETO DEL EJERCICIO** | 681,640 | 6 | (391,624) | (4) |

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX**
**HYLSAMEX, S.A. DE C.V.**

TRIMESTRE: **1** AÑO: **2003**

**ESTADO DE SITUACION FINANCIERA**
AL 31 DE MARZO DE 2004 Y 2003
(Miles de Pesos)

**CONSOLIDADO**

**Impresión Final**

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2004**
**HYLSAMEX, S.A. DE C.V.**

**ESTADO DE SITUACION FINANCIERA** **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos) **Impresión Final**

| REF S | CONCEPTOS | TRIMESTRE AÑO ACTUAL Importe | % | TRIMESTRE AÑO ANTERIOR Importe | % |
|---|---|---|---|---|---|
| **3** | **EFECTIVO E INVERSIONES TEMPORALES** | **1,503,784** | **100** | **571,995** | **100** |
| 46 | EFECTIVO | 205,792 | 14 | 81,556 | 14 |
| 47 | INVERSIONES TEMPORALES | 1,297,992 | 86 | 490,439 | 86 |
| **18** | **CARGOS DIFERIDOS** | **2,054,687** | **100** | **2,676,588** | **100** |
| 48 | GASTOS AMORTIZABLES (NETO) | 1,667,189 | 81 | 1,821,295 | 68 |
| 49 | CREDITO MERCANTIL | 18,559 | 1 | 35,137 | 1 |
| 50 | IMPUESTOS DIFERIDOS | 49,908 | 2 | 515,552 | 19 |
| 51 | OTROS | 319,031 | 16 | 304,604 | 11 |
| **21** | **PASIVO CIRCULANTE** | **4,623,314** | **100** | **2,889,296** | **100** |
| 52 | PASIVOS EN MONEDA EXTRANJERA | 1,911,829 | 41 | 842,624 | 29 |
| 53 | PASIVOS EN MONEDA NACIONAL | 2,711,485 | 59 | 2,046,672 | 71 |
| **24** | **CREDITOS BURSATILES CORTO PLAZO** | **0** | **100** | **0** | **100** |
| 54 | PAPEL COMERCIAL | 0 | 0 | 0 | 0 |
| 55 | PAGARE DE MEDIANO PLAZO | 0 | 0 | 0 | 0 |
| 56 | PORCION CIRCULANTE DE OBLIGACIONES | 0 | 0 | 0 | 0 |
| **26** | **OTROS PASIVOS CIRCULANTES** | **1,579,510** | **100** | **1,048,371** | **100** |
| 57 | OTROS PASIVOS CIRCULANTES CON COSTO | 91,053 | 6 | 100,527 | 10 |
| 58 | OTROS PASIVOS CIRCULANTES SIN COSTO | 1,488,457 | 94 | 947,844 | 90 |
| **27** | **PASIVO A LARGO PLAZO** | **11,403,463** | **100** | **12,344,367** | **100** |
| 59 | PASIVO EN MONEDA EXTRANJERA | 11,403,463 | 100 | 12,344,367 | 100 |
| 60 | PASIVO EN MONEDA NACIONAL | 0 | 0 | 0 | 0 |
| **29** | **CREDITOS BURSATILES LARGO PLAZO** | **4,107,857** | **100** | **4,126,848** | **100** |
| 61 | OBLIGACIONES | 3,346,200 | 81 | 3,366,861 | 82 |
| 62 | PAGARE DE MEDIANO PLAZO | 761,657 | 19 | 759,987 | 18 |
| **30** | **OTROS CREDITOS** | **475,327** | **100** | **336,787** | **100** |
| 63 | OTROS CREDITOS CON COSTO | 475,327 | 100 | 336,787 | 100 |
| 64 | OTROS CREDITOS SIN COSTO | 0 | 0 | 0 | 0 |
| **31** | **CREDITOS DIFERIDOS** | **3,795,526** | **100** | **3,797,215** | **100** |
| 65 | CREDITO MERCANTIL | 0 | 0 | 0 | 0 |
| 66 | IMPUESTOS DIFERIDOS | 2,444,300 | 64 | 2,574,503 | 68 |
| 67 | OTROS | 1,351,226 | 36 | 1,222,712 | 32 |
| **32** | **OTROS PASIVOS** | **0** | **100** | **0** | **100** |
| 68 | RESERVAS | 0 | 0 | 0 | 0 |
| 69 | OTROS PASIVOS | 0 | 0 | 0 | 0 |
| **44** | **EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE** | **(6,560,933)** | **100** | **(6,131,040)** | **100** |
| 70 | RESULTADO ACUMULADO POR POSICION MONETARIA | 0 | 0 | 0 | 0 |
| 71 | RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS | (6,560,933) | (100) | (6,131,040) | (100) |

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2004**
**HYLSAMEX, S.A. DE C.V.**

**ESTADO DE SITUACION FINANCIERA** **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

**Impresión Final**

| REF S | CONCEPTOS | TRIMESTRE AÑO ACTUAL Importe | TRIMESTRE AÑO ANTERIOR Importe |
|---|---|---|---|
| 72 | CAPITAL DE TRABAJO | 3,066,110 | 3,339,773 |
| 73 | FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD | 1,351,226 | 1,222,712 |
| 74 | NUMERO DE FUNCIONARIOS (*) | 182 | 192 |
| 75 | NUMERO DE EMPLEADOS (*) | 2,544 | 2,614 |
| 76 | NUMERO DE OBREROS (*) | 4,486 | 4,426 |
| 77 | NUMERO DE ACCIONES EN CIRCULACION (*) | 506,340,463 | 506,340,463 |
| 78 | NUMERO DE ACCIONES RECOMPRADAS (*) | 0 | 0 |

(*) DATOS EN UNIDADES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2004**
**HYLSAMEX, S.A. DE C.V.**

**ESTADO DE RESULTADOS** **CONSOLIDADO**
DEL 1 DE ENERO AL 31 DE MARZO DE 2004 Y 2003
(Miles de Pesos)

**Impresión Final**

| REF R | CONCEPTOS | TRIMESTRE AÑO ACTUAL Importe | % | TRIMESTRE AÑO ANTERIOR Importe | % |
|---|---|---|---|---|---|
| 1 | **VENTAS NETAS** | **5,147,556** | **100** | **4,036,167** | **100** |
| 2 | COSTO DE VENTAS | 3,926,903 | 76 | 3,505,627 | 87 |
| 3 | **RESULTADO BRUTO** | **1,220,653** | **24** | **530,540** | **13** |
| 4 | GASTOS DE OPERACION | 339,485 | 7 | 307,918 | 8 |
| 5 | **RESULTADO DE OPERACION** | **881,168** | **17** | **222,622** | **6** |
| 6 | COSTO INTEGRAL DE FINANCIAMIENTO | (18,383) | 0 | 551,143 | 14 |
| 7 | **RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO** | **899,551** | **17** | **(328,521)** | **(8)** |
| 8 | OTRAS OPERACIONES FINANCIERAS | 26,655 | 1 | (3,841) | 0 |
| 9 | **RESULTADO ANTES DE IMPUESTOS Y P.T.U.** | **872,896** | **17** | **(324,680)** | **(8)** |
| 10 | PROVISION PARA IMPUESTOS Y P.T.U. | 218,681 | 4 | (139,563) | (3) |
| 11 | **RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.** | **654,215** | **13** | **(185,117)** | **(5)** |
| 12 | PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS | 47,705 | 1 | (211,171) | (5) |
| 13 | **RESULTADO NETO POR OPERACIONES CONTINUAS** | **701,920** | **14** | **(396,288)** | **(10)** |
| 14 | RESULTADO POR OPERACIONES DISCONTINUADAS (NETO) | 0 | 0 | 0 | 0 |
| 15 | **RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS** | **701,920** | **14** | **(396,288)** | **(10)** |
| 16 | PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO | 0 | 0 | 0 | 0 |
| 17 | EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO) | 0 | 0 | 0 | 0 |
| 18 | **RESULTADO NETO** | **701,920** | **14** | **(396,288)** | **(10)** |
| 19 | PARTICIPACION MINORITARIA | 20,280 | | (4,664) | 0 |
| 20 | **RESULTADO NETO MAYORITARIO** | **681,640** | **13** | **(391,624)** | **(10)** |

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2004**
**HYLSAMEX, S.A. DE C.V.**

**ESTADO DE RESULTADOS** **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

**Impresión Final**

| REF R | CONCEPTOS | TRIMESTRE AÑO ACTUAL Importe | % | TRIMESTRE AÑO ANTERIOR Importe | % |
|---|---|---|---|---|---|
| 1 | **VENTAS NETAS** | **5,147,556** | **100** | **4,036,167** | **100** |
| 21 | NACIONALES | 4,121,703 | 80 | 3,024,990 | 75 |
| 22 | EXTRANJERAS | 1,025,853 | 20 | 1,011,177 | 25 |
| 23 | CONVERSION EN DOLARES (***) | 100,097 | 2 | 94,389 | 2 |
| 6 | **COSTO INTEGRAL DE FINANCIAMIENTO** | **(18,383)** | **100** | **551,143** | **100** |
| 24 | INTERESES PAGADOS | 266,378 | 1,449 | 266,796 | 48 |
| 25 | PERDIDA EN CAMBIOS | (99,541) | (541) | 543,565 | 99 |
| 26 | INTERESES GANADOS | 12,705 | 69 | 29,943 | 5 |
| 27 | GANANCIA EN CAMBIOS | (12,662) | (69) | 95,977 | 17 |
| 28 | RESULTADO POR POSICION MONETARIA | (197,863) | (1,076) | (142,751) | (26) |
| 42 | PERDIDA EN ACTUALIZACION DE UDI'S | 12,686 | 69 | 9,453 | 2 |
| 43 | GANACIA EN ACTUALIZACION DE UDI'S | 0 | 0 | 0 | 0 |
| 8 | **OTRAS OPERACIONES FINANCIERAS** | **26,655** | **100** | **(3,841)** | **100** |
| 29 | OTROS GASTOS Y (PRODUCTOS) NETO | 26,655 | 100 | (3,841) | (100) |
| 30 | PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS | 0 | 0 | 0 | 0 |
| 31 | PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES | 0 | 0 | 0 | 0 |
| 10 | **PROVISION PARA IMPUESTOS Y P.T.U.** | **218,681** | **100** | **(139,563)** | **100** |
| 32 | I.S.R. | 213,355 | 98 | (144,870) | (104) |
| 33 | I.S.R. DIFERIDO | 0 | 0 | 0 | 0 |
| 34 | P.T.U. | 5,326 | 2 | 5,307 | 4 |
| 35 | P.T.U. DIFERIDA | 0 | 0 | 0 | 0 |

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: 1 AÑO: **2004**
**HYLSAMEX, S.A. DE C.V.**

**ESTADO DE RESULTADOS** **CONSOLIDADO**
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

**Impresión Final**

| REF R | CONCEPTOS | TRIMESTRE AÑO ACTUAL | TRIMESTRE AÑO ANTERIOR |
|---|---|---|---|
| | | Importe | Importe |
| 36 | VENTAS TOTALES | 5,749,234 | 4,036,168 |
| 37 | RESULTADO FISCAL DEL EJERCICIO | 0 | 0 |
| 38 | VENTAS NETAS (**) | 17,346,791 | 15,355,093 |
| 39 | RESULTADO DE OPERACION (**) | 1,364,707 | 1,017,721 |
| 40 | RESULTADO NETO MAYORITARIO (**) | (225,059) | (1,281,578) |
| 41 | RESULTADO NETO (**) | (267,113) | (1,488,395) |

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: HYLSAMX TRIMESTRE: 1 AÑO: 2004

**HYLSAMEX, S.A. DE C.V.**

**ESTADO DE RESULTADOS TRIMESTRAL** **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE MARZO DE 2004 Y 2003

(Miles de Pesos)

**Impresión Final**

| REF RT | CONCEPTOS | TRIMESTRE AÑO ACTUAL | | TRIMESTRE AÑO ANTERIOR | |
|---|---|---|---|---|---|
| | | Importe | % | Importe | % |
| 1 | **VENTAS NETAS** | **5,147,556** | **100** | **4,036,167** | **100** |
| 2 | COSTO DE VENTAS | 3,926,903 | 76 | 3,505,627 | 87 |
| 3 | **RESULTADO BRUTO** | **1,220,653** | **24** | **530,540** | **13** |
| 4 | GASTOS DE OPERACION | 339,485 | 7 | 307,918 | 8 |
| 5 | **RESULTADO DE OPERACION** | **881,168** | **17** | **222,622** | **6** |
| 6 | COSTO INTEGRAL DE FINANCIAMIENTO | (18,383) | 0 | 551,143 | 14 |
| 7 | **RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO** | **899,551** | **17** | **(328,521)** | **(8)** |
| 8 | OTRAS OPERACIONES FINANCIERAS | 26,655 | 1 | (3,841) | 0 |
| 9 | **RESULTADO ANTES DE IMPUESTOS Y P.T.U.** | **872,896** | **17** | **(324,680)** | **(8)** |
| 10 | PROVISION PARA IMPUESTOS Y P.T.U. | 218,681 | 4 | (139,563) | (3) |
| 11 | **RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.** | **654,215** | **13** | **(185,117)** | **(5)** |
| 12 | PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS | 47,705 | 1 | (211,171) | (5) |
| 13 | **RESULTADO NETO POR OPERACIONES CONTINUAS** | **701,920** | **14** | **(396,288)** | **(10)** |
| 14 | RESULTADO POR OPERACIONES DISCONTINUADAS (NETO) | 0 | 0 | 0 | 0 |
| 15 | **RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS** | **701,920** | **14** | **(396,288)** | **(10)** |
| 16 | PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO | 0 | 0 | 0 | 0 |
| 17 | EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO) | 0 | 0 | 0 | 0 |
| 18 | **RESULTADO NETO** | **701,920** | **14** | **(396,288)** | **(10)** |
| 19 | PARTICIPACION MINORITARIA | 20,280 | | (4,664) | 0 |
| 20 | **RESULTADO NETO MAYORITARIO** | **681,640** | **13** | **(391,624)** | **(10)** |

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: HYLSAMX | TRIMESTRE: 1 AÑO: 2004

**HYLSAMEX, S.A. DE C.V.**

**ESTADO DE RESULTADOS TRIMESTRAL** | **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

**Impresión Final**

| REF RT | CONCEPTOS | TRIMESTRE AÑO ACTUAL Importe | % | TRIMESTRE AÑO ANTERIOR Importe | % |
|---|---|---|---|---|---|
| **1** | **VENTAS NETAS** | **5,147,556** | **100** | **4,036,167** | **100** |
| 21 | NACIONALES | 4,121,703 | 80 | 3,024,990 | 75 |
| 22 | EXTRANJERAS | 1,025,853 | 20 | 1,011,177 | 25 |
| 23 | CONVERSION EN DOLARES (***) | 100,097 | 2 | 94,389 | 2 |
| **6** | **COSTO INTEGRAL DE FINANCIAMIENTO** | **(18,383)** | **100** | **551,143** | **100** |
| 24 | INTERESES PAGADOS | 266,378 | 1,449 | 266,796 | 48 |
| 25 | PERDIDA EN CAMBIOS | (99,541) | (541) | 543,565 | 99 |
| 26 | INTERESES GANADOS | 12,705 | 69 | 29,943 | 5 |
| 27 | GANANCIA EN CAMBIOS | (12,662) | (69) | 95,977 | 17 |
| 28 | RESULTADO POR POSICION MONETARIA | (197,863) | (1,076) | (142,751) | (26) |
| 42 | PERDIDA EN ACTUALIZACION DE UDI'S | 12,686 | 69 | 9,453 | 2 |
| 43 | GANACIA EN ACTUALIZACION DE UDI'S | 0 | 0 | 0 | 0 |
| **8** | **OTRAS OPERACIONES FINANCIERAS** | **26,655** | **100** | **(3,841)** | **100** |
| 29 | OTROS GASTOS Y (PRODUCTOS) NETO | 26,655 | 100 | (3,841) | (100) |
| 30 | PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS | 0 | 0 | 0 | 0 |
| 31 | PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES | 0 | 0 | 0 | 0 |
| **10** | **PROVISION PARA IMPUESTOS Y P.T.U.** | **218,681** | **100** | **(139,563)** | **100** |
| 32 | I.S.R. | 213,355 | 98 | (144,871) | (104) |
| 33 | I.S.R. DIFERIDO | 0 | 0 | 0 | 0 |
| 34 | P.T.U. | 5,326 | 2 | 5,308 | 4 |
| 35 | P.T.U. DIFERIDA | 0 | 0 | 0 | 0 |

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2004**

**HYLSAMEX, S.A. DE C.V.**

**ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA**
DEL 1 DE ENERO AL 31 DE MARZO DE 2004 Y 2003
(Miles de Pesos)

**CONSOLIDADO**

**Impresión Final**

| REF C | CONCEPTOS | TRIMESTRE AÑO ACTUAL Importe | TRIMESTRE AÑO ANTERIOR Importe |
|---|---|---|---|
| 1 | **RESULTADO NETO** | **701,920** | **(396,288)** |
| 2 | + (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS | 463,788 | 414,317 |
| 3 | **FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO** | **1,165,708** | **18,029** |
| 4 | FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO | (151,394) | (194,108) |
| 5 | **RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION** | **1,014,314** | **(176,079)** |
| 6 | FLUJO DERIVADO POR FINANCIAMIENTO AJENO | (335,699) | 354,428 |
| 7 | FLUJO DERIVADO POR FINANCIAMIENTO PROPIO | (12,246) | (10,792) |
| 8 | **RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO** | **(347,945)** | **343,636** |
| 9 | **RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION** | **(137,539)** | **(210,904)** |
| 10 | INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES | 528,830 | (43,347) |
| 11 | EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO | 974,954 | 615,342 |
| 12 | EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO | 1,503,784 | 571,995 |

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2004**

**HYLSAMEX, S.A. DE C.V.**

**ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA** **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

*Impresión Final*

| REF C | CONCEPTOS | TRIMESTRE AÑO ACTUAL Importe | TRIMESTRE AÑO ANTERIOR Importe |
|---|---|---|---|
| 2 | **+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS** | **463,788** | **414,317** |
| 13 | + DEPRECIACION Y AMORTIZACION DEL EJERCICIO | 346,272 | 349,185 |
| 14 | + (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD | 31,280 | 33,883 |
| 15 | + (-) PERDIDA (GANANCIA) NETA EN CAMBIOS | 0 | 0 |
| 16 | + (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS | 0 | 0 |
| 17 | + (-) OTRAS PARTIDAS | 86,236 | 31,249 |
| 40 | + (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA | 0 | 0 |
| 4 | **FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO** | **(151,394)** | **(194,108)** |
| 18 | + (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR | (365,857) | (10,841) |
| 19 | + (-) DECREMENTO (INCREMENTO) EN INVENTARIOS | (103,208) | (105,613) |
| 20 | + (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS | (126,981) | 57,427 |
| 21 | + (-) INCREMENTO (DECREMENTO) EN PROVEEDORES | 158,679 | 108,404 |
| 22 | + (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS | 285,973 | (243,485) |
| 6 | **FLUJO DERIVADO POR FINANCIAMIENTO AJENO** | **(335,699)** | **354,428** |
| 23 | + FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO | 4,555 | 3,660 |
| 24 | + FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO | 47,741 | 50,611 |
| 25 | + DIVIDENDOS COBRADOS | 0 | 0 |
| 26 | + OTROS FINANCIAMIENTOS | 0 | 37,701 |
| 27 | (-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS | (300,750) | 108,914 |
| 28 | (-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES | (78,625) | 97,186 |
| 29 | (-) AMORTIZACION DE OTROS FINANCIAMIENTOS | (8,620) | 56,356 |
| 7 | **FLUJO DERIVADO POR FINANCIAMIENTO PROPIO** | **(12,246)** | **(10,792)** |
| 30 | + (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL | (12,246) | (10,792) |
| 31 | (-) DIVIDENDOS PAGADOS | 0 | 0 |
| 32 | + PRIMA EN VENTA DE ACCIONES | 0 | 0 |
| 33 | + APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL | 0 | 0 |
| 9 | **RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION** | **(137,539)** | **(210,904)** |
| 34 | + (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE | 8 | 3,515 |
| 35 | (-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO | (135,187) | (103,915) |
| 36 | (-) INCREMENTO EN CONSTRUCCIONES EN PROCESO | 0 | 0 |
| 37 | + VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE | 0 | 0 |
| 38 | + VENTAS DE ACTIVOS FIJOS TANGIBLES | 0 | 0 |
| 39 | + (-) OTRAS PARTIDAS | (2,360) | (110,504) |

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2004**
**HYLSAMEX, S.A. DE C.V.**

**RAZONES Y PROPORCIONES**
**INFORMACION CONSOLIDADA**

**Impresión Final**

| REF P | CONCEPTOS | TRIMESTRE AÑO ACTUAL | | TRIMESTRE AÑO ANTERIOR | |
|---|---|---|---|---|---|
| | **RENDIMIENTO** | | | | |
| 1 | RESULTADO NETO A VENTAS NETAS | 13.64 | % | (9.82) | % |
| 2 | RESULTADO NETO A CAPITAL CONTABLE (**) | (2.44) | % | (13.86) | % |
| 3 | RESULTADO NETO A ACTIVO TOTAL (**) | (0.86) | % | (4.93) | % |
| 4 | DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR | 0.00 | % | 0.00 | % |
| 5 | RESULTADO POR POSICION MONETARIA A RESULTADO NETO | 28.19 | % | (36.02) | % |
| | **ACTIVIDAD** | | | | |
| 6 | VENTAS NETAS A ACTIVO TOTAL (**) | 0.56 | veces | 0.51 | veces |
| 7 | VENTAS NETAS A ACTIVO FIJO (**) | 0.84 | veces | 0.73 | veces |
| 8 | ROTACION DE INVENTARIOS (**) | 5.70 | veces | 4.84 | veces |
| 9 | DIAS DE VENTAS POR COBRAR | 42 | días | 42 | días |
| 10 | INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**) | 7.08 | % | 7.91 | % |
| | **APALANCAMIENTO** | | | | |
| 11 | PASIVO TOTAL A ACTIVO TOTAL | 64.03 | % | 63.08 | % |
| 12 | PASIVO TOTAL A CAPITAL CONTABLE | 1.78 | veces | 1.71 | veces |
| 13 | PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL | 67.17 | % | 69.29 | % |
| 14 | PASIVO A LARGO PLAZO A ACTIVO FIJO | 55.47 | % | 58.54 | % |
| 15 | RESULTADO DE OPERACION A INTERESES PAGADOS | 3.31 | veces | 0.83 | veces |
| 16 | VENTAS NETAS A PASIVO TOTAL (**) | 0.88 | veces | 0.81 | veces |
| | **LIQUIDEZ** | | | | |
| 17 | ACTIVO CIRCULANTE A PASIVO CIRCULANTE | 1.66 | veces | 2.16 | veces |
| 18 | ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE | 1.10 | veces | 1.22 | veces |
| 19 | ACTIVO CIRCULANTE A PASIVO TOTAL | 0.39 | veces | 0.33 | veces |
| 20 | ACTIVO DISPONIBLE A PASIVO CIRCULANTE | 32.53 | % | 19.80 | % |
| | **ESTADO DE CAMBIOS** | | | | |
| 21 | FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS | 22.65 | % | 0.45 | % |
| 22 | FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS | (2.94) | % | (4.81) | % |
| 23 | RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS | 3.81 | veces | (0.66) | veces |
| 24 | FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN. | 96.48 | % | 103.14 | % |
| 25 | FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN. | 3.52 | % | (3.14) | % |
| 26 | ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV. | 98.29 | % | 49.27 | % |

(**) INFORMACION ULTIMOS DOCE MESES

# BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2004**
**HYLSAMEX, S.A. DE C.V.**

**DATOS POR ACCION**
**INFORMACION CONSOLIDADA**

**Impresión Final**

| REF D | CONCEPTOS | TRIMESTRE AÑO ACTUAL Importe | | TRIMESTRE AÑO ANTERIOR Importe | |
|---|---|---|---|---|---|
| 1 | UTILIDAD BASICA POR ACCION ORDINARIA (**) | $ | (44.00) | $ | (2.53) |
| 2 | UTILIDAD BASICA POR ACCION PREFERENTE (**) | $ | .00 | $ | .00 |
| 3 | UTILIDAD DILUIDA POR ACCION (**) | $ | .00 | $ | .00 |
| 4 | UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**) | $ | (44.00) | $ | (2.53) |
| 5 | EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**) | $ | .00 | $ | .00 |
| 6 | EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**) | $ | .00 | $ | .00 |
| 7 | EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**) | $ | .00 | $ | .00 |
| 8 | VALOR EN LIBROS POR ACCION | $ | 18.22 | $ | 18.27 |
| 9 | DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION | $ | .00 | $ | .00 |
| 10 | DIVIDENDO EN ACCIONES POR ACCION | | .00 acciones | | .00 acciones |
| 11 | PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS | | .63 veces | | .30 veces |
| 12 | PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**) | | (25.69) veces | | (2.13) veces |
| 13 | PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**) | | .00 veces | | .00 veces |

(**) INFORMACION ULTIMOS DOCE MESES

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

| | |
|---|---|
| PARTICIPACION EN EL CAPITAL CONTABLE DE SUBS. | $ (8,708,418) |
| RESULTADO POR TENENCIA DE ACTIVOS NO MONET. | 2,047,496 |
| IMPUESTO DIFERIDO EN CAPITAL | 99,989 |
| TOTAL | $ (6,560,933) |

Hylsamex, S.A. de C.V.

Resultados al Primer Trimestre 2004

La información contenida en este reporte está basada en información financiera no auditada, y se presenta en pesos constantes (Ps.) con poder adquisitivo del 31 de marzo del año 2004 y en toneladas métricas. Cifras del estado de resultados y el flujo de efectivo se convirtieron a dólares (US$) utilizando el tipo de cambio promedio de cada mes, mientras que cuentas del balance se convirtieron con el tipo de cambio de fin de periodo.

HECHOS SOBRESALIENTES

* Hylsamex generó EBITDA de US$110 millones en 1T04, reflejando un aumento significativo en rentabilidad comparado con los US$48 millones y US$50 millones registrados en el trimestre anterior y el mismo trimestre de 2003, respectivamente.

* El EBITDA por tonelada alcanzó US$140/tonelada, más del doble del US$65/tonelada obtenido en el trimestre anterior y dos veces el US$70/tonelada logrado en el mismo trimestre de 2003.

* La mayor generación de efectivo llevó a una relevante reducción de U$52 millones en deuda neta alcanzando un saldo de US$962 millones al fin del trimestre. Las reservas de efectivo totalizaron US$135 millones, US$50 millones más desde fin de 2003. La Deuda Neta a EBITDA U12M fue de 3.9x.

* Hylsamex registró relevantes aumentos en embarques en 1T04: se vendieron 787,800 toneladas, 7% más que en el trimestre anterior y 9% por encima del mismo trimestre de 2003.

* Siguiendo la tendencia de los precios internacionales, en 1T04 la Compañía implementó aumentos en precios que acrecentaron el ingreso promedio por tonelada a US$585/tonelada, 20% y 19% mayor que los niveles registrados en el trimestre anterior y el mismo trimestre de 2003, respectivamente. Hylsamex generó ingresos por US$461 millones en 1T04, 29% y 30% más que los ingresos del trimestre anterior y el mismo trimestre de 2003, respectivamente.

* En una base por tonelada, el costo de ventas en 1T04 totalizó US$446/tonelada, 4% superior al US$429/tonelada alcanzado el trimestre anterior y 5% mayor que el US$426/tonelada del mismo trimestre de 2003. El mayor costo de la chatarra causó el aumento en costos, compensado parcialmente por una mayor utilización de fierro esponja en la carga metálica.

* La utilidad neta para 1T04 sumó US$63 millones (Ps.702 millones), en oposición a las pérdidas netas de US$56 millones (Ps.644 millones) y US$35 millones (Ps.396 millones) reportadas en el trimestre anterior y el mismo trimestre de 2003, respectivamente.

RESUMEN

El EBITDA de US$110 millones de Hylsamex durante 1T04 representa un aumento significativo en la rentabilidad de la Compañía comparado con el EBITDA de US$48 millones y US$50 millones registrados en el trimestre anterior y el

obtenido en el trimestre anterior y exactamente dos veces el US$70/tonelada logrado en el mismo trimestre de 2003. Evaluado en base a EBITDA por tonelada, Hylsamex logró ser uno de los productores y procesadores de acero más rentables en NAFTA durante 1T04.

El mayor nivel de generación de efectivo se atribuye a la tendencia alcista en los precios internacionales del acero y a las fortalezas inherentes a la estructura de la Compañía, la que, a través de su moderna y eficiente planta productiva que manufactura y procesa acero de valor agregado, está excelentemente posicionada para aprovechar el entorno favorable. Durante 1T04, la Compañía implementó gradualmente aumentos de precio en todas las líneas de productos de acero que reflejan la tendencia de los precios internacionales del acero, como efecto de una creciente demanda de las economías de E.U. y China que equilibró la demanda y oferta mundial de acero. Por tanto, comparado versus trimestre anterior, Hylsamex aumentó sus embarques de exportación y al mismo tiempo, incrementó su volumen de ventas doméstico debido a la mejora en los fundamentales en México y al estatus de la Compañía como "proveedor preferido" en el mercado Mexicano. En respuesta a la creciente demanda, la División de Aceros Planos operó el Molino #1 (la planta principal de productos planos utilizada antes de la modernización de mediados de los 1990s) alcanzando un ritmo de producción de 36,000 toneladas mensuales, hacia fines del 1T04. La producción en el Molino #1 es totalmente en una base de costo variable (v.g. no se incide en costos fijos) y se arranca y se detiene fácilmente cuando se requiere. Además, en marzo de 2004, la producción en la Planta Norte de la División de Alambrón y Varilla fue reducida en 18,000 toneladas a causa de un mantenimiento mayor previamente programado.

Durante 1T04, Hylsamex operó en un ambiente cambiante con respecto a costos de insumos. Desde fines de diciembre de 2003 y utilizando mineral de hierro producido internamente en sus minas, la Compañía impulsó fuertemente la producción de fierro esponja en respuesta a los precios récord de la chatarra. Hylsamex utilizó 510,400 toneladas de fierro esponja en su carga metálica en 1T04, 26% y 35% más que en el trimestre anterior y el mismo trimestre de 2003, respectivamente. Esto, aunado a los esfuerzos de acopio de chatarra de Hylsamex enfocados a comprar chatarra solamente cuando la transacción comercial hiciera sentido económicamente, de tal modo que la carga metálica de la Compañía cambió en relación a trimestres recientes. Como consecuencia de la renovada competitividad del fierro esponja en comparación a la chatarra, y en contraste con productores de acero que utilizan 100% chatarra en sus procesos productivos, la flexibilidad de Hylsamex le permitió registrar solamente moderados aumentos en el costo de ventas total y en el costo por tonelada, a pesar de los altos precios del gas natural, que no obstante, se han mantenido estables.

La situación financiera de la Compañía mejoró notablemente y la administración continuó controlando los costos. Un mayor EBITDA y generación de flujo de efectivo impulsaron la liquidez, disminuyendo la deuda neta en US$52 millones en 1T04, y fortalecieron las razones financieras: la razón de Deuda Neta a EBITDA U12M disminuyó a 3.9x. La administración continuó con su control estricto en costos y gastos a pesar del mayor nivel de operaciones: la razón de gastos de operación a ventas se contrajo a 6.6% en 1T04, de 7.5% en 2003 y 8.5% en 2002. Un manejo eficiente del capital de trabajo también fue evidente, ya que el capital de trabajo neto en días retrocedió a 35, de 48 días de promedio trimestral en 2003. Hylsamex permanece comprometida a mejorar su perfil financiero, realizando solamente inversiones mínimas en Hylsa y

Acorde con el objetivo de reducción de deuda, la Compañía ha establecido un presupuesto anual de US$70 millones para inversiones en activo fijo durante el año. Hylsa y Galvak, las subsidiarias principales de Hylsamex, se dividirán el presupuesto en aproximadamente el mismo monto; sin embargo, las empresas hermanas tienen objetivos de inversión muy distintos. Hylsa planea invertir alrededor de US$39 millones en 2004 (incluyendo US$15 millones para preparación de minas). De esta manera, las inversiones se concentran en reemplazo de equipo, preparación de minas y proyectos de conservación de energía y sustitución de energéticos.

En Galvak, la subsidiaria de Hylsamex que produce acero recubierto, el programa de inversiones destinará US$31 millones a proyectos de nuevos productos, incremento en capacidad de producción y expansión geográfica. Durante marzo de 2004, la subsidiaria arrancó producción en la nueva "Línea de Prepintado #3", que enriquecerá la mezcla de productos de valor agregado de Galvak y agregará 12,000 toneladas mensuales de producción. Adicionalmente, según lo previsto, la compañía comenzará a operar dos líneas de perfiles recubiertos durante 2004, una en mayo y otra en septiembre. Otros proyectos relevantes incluyen: introducción de nuevas líneas de procesamiento (slitters y acanaladoras), compra de software que optimizará la producción y la logística en toda la compañía, inauguración de centros de servicio y distribución en E.U., y establecer conexiones de ferrocarril a vías principales para facilitar el movimiento hacia el exterior y hacia Galvak de producto terminado y suministros.

Desde fines de 2003, la industria del acero ha vivido un ambiente más favorable. El crecimiento económico en regiones importantes ha impulsado la demanda de acero y de materias primas para la producción de acero, causando fuertes alzas en los precios internacionales. En México, un aumento en la actividad manufacturera ha impactado favorablemente la demanda de productos de Hylsamex. Por lo tanto, Hylsamex permanece prudentemente optimista para lo que resta de 2004, como resultado de las tendencias de precio y volumen observadas hasta ahora. Adicionalmente, como resultado de la producción interna de mineral de hierro y de la renovada competitividad del fierro esponja, la Compañía está en una posición privilegiada, en comparación con otros productores de acero que dependen primordialmente de chatarra. Hacia adelante, elementos como el crecimiento económico de China y E.U. y su impacto en los precios internacionales del acero, junto con la volatilidad del costo de energéticos, permanecen como variables importantes para evaluar el desempeño de la Compañía.

VOLUMEN DE VENTAS

Durante 1T04, el volumen total de ventas aumentó notablemente, como resultado de un incremento en embarques domésticos. Los embarques para 1T04 alcanzaron 787,800 toneladas, 51,000 toneladas o 7% mayores que las 736,800 del trimestre anterior, y 65,000 toneladas o 9% superiores a las 722,800 del mismo trimestre de 2003. El aumento en volumen vendido versus el trimestre anterior fue debido a mayores embarques en los segmentos de productos planos.

Hylsamex registró un buen volumen de ventas doméstico en 1T04. El volumen doméstico en el 1T04 totalizó 632,300 toneladas, 36,600 toneladas o 6% mayores que las 595,700 toneladas del trimestre anterior y también 105,600 toneladas o 20% superiores que las 526,700 toneladas del mismo trimestre de 2003. El

revela una mejora en los fundamentales locales.

El volumen de exportación durante 1T04 alcanzó 155,500 toneladas, 14,400 toneladas o 10% mayor que las 141,100 toneladas del trimestre anterior pero 40,600 toneladas o 21% menor que las 196,100 toneladas exportadas en el mismo trimestre de 2003. El aumento en comparación al trimestre anterior se debió a embarques adicionales de productos planos. La disminución en volumen de exportación versus el mismo trimestre de 2003 se debió a que Hylsamex desplazó producción para surtir órdenes de clientes domésticos; sin embargo, la Compañía continúa percibiendo oportunidades de exportación. Los precios de exportación en el 1T04 calculados en dólares nominales experimentaron un notable aumento en relación a ambos períodos de comparación, siguiendo la tendencia de los precios internacionales. Hylsamex registró ingresos de exportación de US$92 millones en 1T04, reflejando un aumento de 27% contra los ingresos de US$72 millones del trimestre previo y un incremento de 3% en relación a los ingresos de US$89 millones logrados en el mismo trimestre de 2003. Hylsamex exportó una mezcla de producto más rica, que consistió en mayores productos recubiertos y menos productos largos, una tendencia que mejoró el ingreso de exportación promedio por tonelada.

INGRESO

Los ingresos de Hylsamex aumentaron considerablemente en 1T04 como resultado de las tendencias favorables en los precios internacionales del acero y un buen volumen de ventas. La Compañía generó ingresos por US$461 millones (Ps.5,148 millones) en 1T04, 29% por encima de los US$359 millones (Ps.4,095 millones) obtenidos en el trimestre anterior y 30% mayores que los US$355 millones (Ps.4,036 millones) alcanzados en el mismo trimestre de 2003.

Expresados en Pesos, los ingresos también aumentaron notablemente en las comparaciones contra ambos períodos. Comparado con el trimestre anterior, la Compañía obtuvo un 26% de crecimiento en ingresos en Pesos. El aumento se originó principalmente de una ganancia de 18% en el ingreso promedio por tonelada expresado en Pesos (Ps.6,533 en 1T04 vs. Ps.5,558 en 4T03) complementado por un incremento de 7% en embarques. El crecimiento en el ingreso promedio por tonelada se produjo por los incrementos de precio implementados por la Compañía desde fines de diciembre de 2003, que fueron aplicados a todas las líneas de productos de acero, en los mercados domésticos y de exportación. Los aumentos de precio fueron efectuados gradualmente a lo largo del trimestre para reflejar los precios internacionales del acero y el mayor costo de ciertos insumos como la chatarra. La renovada fortaleza de precios está beneficiando no solo a las categorías de productos terminados, sino también a productos semi-terminados como el billet. En relación con el mismo trimestre de 2003, los ingresos aumentaron 28% expresados en Pesos. El alza está compuesta en su mayoría por un incremento de 17% en el ingreso promedio por tonelada expresado en Pesos (Ps.6,533 en 1T04 vs. Ps.5,583 en 1T03) y un aumento de 9% en volumen de ventas. La mejora en el ingreso promedio por tonelada también se debió a las políticas de precio implementadas que fueron mencionadas en este párrafo.

El ingreso por tonelada medido en dólares fue de US$585/tonelada en el 1T04, que consiste de un precio promedio de acero de US$551/tonelada y de un US$34/tonelada de contribución por otros ingresos relacionados con el acero. El precio promedio de acero para 1T04 aumentó US$97 o 22% comparado con el nivel de US$454/tonelada registrado el trimestre anterior y creció US$103

2003. Esta tendencia positiva se derivó de los esfuerzos exitosos de la administración al trasladar aumentos de precio en línea con las alzas de precio observadas en los mercados internacionales. Los otros ingresos relacionados con el acero permanecieron casi sin cambios cuando son evaluados contra el US$33/tonelada reportado en el trimestre anterior, pero disminuyeron US$8/tonelada en relación al mismo trimestre de 2003.

Durante el trimestre, Hylsa S.A. de C.V. (Hylsa) formalizó un contrato de largo plazo para abastecer pélet a China. Exportará 500,000 toneladas anuales de pélet durante los próximos cinco años. Para cumplir con este contrato, se utilizará el exceso de capacidad de producción de pélet- como en el pasado, Hylsamex continuará gozando plenamente de su abastecimiento interno de materia prima a bajo costo.

COSTO DE VENTAS

Durante 1T04, Hylsamex operó en un ambiente cambiante con respecto a costos de insumos y requerimientos de producción para hacer frente a una creciente demanda. La División de Aceros Planos comenzó a operar el Molino #1 (la planta principal de productos planos utilizada antes de la modernización de mediados de los 1990s) alcanzando un ritmo para producir 36,000 toneladas mensuales hacia fines del 1T04, mientras que las órdenes de venta aumentaban. Al mismo tiempo, desde fines de diciembre de 2003 y utilizando mineral de hierro producido internamente en sus minas, la Compañía impulsó fuertemente la producción de fierro esponja en respuesta a los precios récord de la chatarra. Hylsamex utilizó 510,400 toneladas de fierro esponja en su carga metálica en 1T04, 26% y 35% más que en el trimestre anterior y el mismo trimestre de 2003, respectivamente. Esto, aunado a los esfuerzos de acopio de chatarra de Hylsamex enfocados a comprar chatarra solamente cuando la transacción comercial hiciera sentido económicamente, de tal modo que la carga metálica de la Compañía cambió en relación a trimestres recientes. Como consecuencia de la renovada competitividad del fierro esponja en comparación a la chatarra, y en contraste con productores de acero que utilizan 100% chatarra en sus procesos productivos, la flexibilidad de Hylsamex le permitió registrar solamente moderados aumentos en el costo de ventas total y en el costo por tonelada, a pesar de los altos precios del gas natural, que no obstante, se han mantenido estables.

El costo de ventas para 1T04 alcanzó US$352 millones (Ps.3,927 millones), 11% superior a los US$316 millones (Ps.3,613 millones) registrados en el trimestre anterior y 14% por encima de los US$308 millones (Ps.3,506 millones) del mismo periodo de 2003. Los aumentos en costo de ventas versus ambos períodos de comparación se debieron a mayores volúmenes de venta y en menor grado, a mayores costos de insumos importantes como lo son la chatarra y los energéticos.

El costo por tonelada para 1T04 llegó a US$446/tonelada, US$17/tonelada o 4% mayor que el US$429/tonelada alcanzado en el trimestre anterior y US$20/tonelada o 5% superior al US$426/tonelada registrado en el mismo trimestre de 2003. El aumento de US$17/tonelada en el costo por tonelada contra el trimestre anterior fue compuesto de un incremento de US$20/tonelada en costo variable, parcialmente cancelado por una reducción de US$3/tonelada en el costo fijo. El mayor costo de la chatarra explica el alza en el costo variable, mientras que un mayor nivel de embarques permitió un mejor prorrateo

mismo trimestre de 2003, se explica por un aumento de US$26/tonelada en el costo variable que fue compensado en parte por una disminución de US$6/tonelada en el costo fijo. Las causas que explican los cambios contra el mismo trimestre de 2003 son esencialmente las mismas que las causas que explican las variaciones contra el trimestre anterior. En seguida se presenta una explicación del comportamiento durante el trimestre de los elementos importantes del costo de ventas:

Energéticos: El costo efectivo de gas natural para Hylsamex durante 1T04 alcanzó US$5.15/MMBtu (que corresponde a un precio de referencia de US$5.30/MMBtu en el sur de Texas), cifra que es 3% mayor que el US$5.01/MMBtu registrado en el trimestre anterior y 6% superior al US$4.85/MMBtu observado en el mismo trimestre de 2003. Durante 1T04, la Compañía recibió un descuento de US$0.375/MMBtu en su costo de gas natural, por 200 contratos mensuales, como resultado de la monetización del techo de US$5.00/MMBtu llevada a cabo en 4T03. Para el 1T04, la decisión de monetizar el techo fue favorable ya que el promedio mensual del precio del Sur de Texas de enero a marzo de 2004 estuvo debajo de US$5.375/MMBtu. La Compañía continuamente está monitoreando y estudiando el mercado de gas natural para administrar su exposición a este insumo. A la fecha de este reporte, el programa de cobertura de gas natural comprende las siguientes posiciones:

* 2004: 63% de las necesidades de noviembre y diciembre cubiertas con un túnel sin costo entre US$4.1225-5.00/MMBtu contra el precio del Sur de Texas; la Compañía mantiene el piso del túnel en US$4.1225/MMBtu para el 63% de las necesidades de enero a octubre.

* 2005: 32% de los requerimientos anuales cubiertos con un swap a US$4.58/MMBtu, con un techo en US$7.00/MMBtu, contra el precio de NYMEX, que en 2003 fue US$0.25/MMBtu mayor que el precio del Sur de Texas (precio de referencia en México), en promedio.

Valuación de las coberturas de gas natural: al 27 de abril de 2004 el valor estimado de las posiciones de cobertura de gas natural de Hylsamex asciende a US$18.5 millones (que representa una cantidad positiva).

El costo de la electricidad para el 1T04 fue de US¢3.96/Kwh, 1% más alto que el US¢3.92/Kwh registrado en el trimestre anterior y 6% superior al US$3.74/Kwh observado en el mismo trimestre de 2003. La variación versus el mismo trimestre de 2003 fue causada por las alzas en los precios internacionales de los hidrocarburos.

Carga Metálica: El costo ponderado de la carga metálica aumentó US$21/tonelada o 14% con respecto al trimestre anterior y también fue US$28/tonelada o 20% superior al obtenido en el mismo trimestre de 2003. En ambas variaciones, el incremento en el costo de la carga metálica fue causado por el mayor costo de la chatarra, mientras que el costo del fierro esponja permaneció notablemente estable.

El costo del fierro esponja aumentó marginalmente US$1/tonelada o 1% en 1T04 contra el trimestre anterior, pero disminuyó US$1/tonelada o 1% versus el mismo trimestre de 2003. La baja volatilidad se debe a la estabilidad relativa en el costo del gas natural para Hylsamex, que ha permanecido alrededor de US$5.00/MMBtu desde 2003, en parte como resultado de la estrategia de cobertura de la Compañía. Desde fines de 2003, el fierro esponja ha recuperado

Hylsamex ha sido realzada en comparación a productores de acero que utilizan 100% chatarra en sus procesos productivos.

El costo para Hylsamex de su mezcla de chatarra doméstica incrementó substancialmente US$40/tonelada o 30% contra el trimestre anterior, y también registró un alza de US$51/tonelada o 42% comparado con el mismo trimestre de 2003. Las variaciones obedecen a la tendencia alcista en el precio de la chatarra en E.U.

El costo para Hylsamex de su mezcla de chatarra importada creció notoriamente después de la ligera disminución observada en el trimestre previo: el costo aumentó US$91/tonelada o 57% versus el trimestre anterior debido al incremento pronunciado en los precios de la chatarra en E.U. causado por una fuerte demanda de los consumidores, incluyendo demanda asiática por este insumo. En la comparación contra el mismo trimestre de 2003, el costo de la chatarra importada también creció considerablemente en US$114/tonelada o 83%. En su totalidad, esta última variación también fue causada por las tendencias recientes en los precios de la chatarra en E.U. El aumento en los precios de la chatarra no debe ser visto aisladamente, porque son un reflejo de lo apretado que están los mercados internacionales del acero.

GASTOS DE OPERACIÓN

Los gastos de operación para el 1T04 alcanzaron US$30 millones (Ps.339 millones), 21% superiores a los US$25 millones (Ps.286 millones) registrados en el trimestre anterior y 12% mayores que los US$27 millones (Ps.308 millones) reportados en el mismo trimestre de 2003. En una base relativa, la razón de gastos de operación a ventas disminuyó a 6.6% en 1T04, menor que el 7.0% observado en el trimestre anterior y el 7.6% alcanzado en el mismo trimestre de 2003. Por el contrario, en una base por tonelada, los gastos de operación llegaron a US$39/tonelada, registrando pequeños aumentos de US$5/tonelada y US$2/tonelada comparados con el trimestre anterior y el mismo trimestre de 2003, respectivamente.

UTILIDAD DE OPERACIÓN Y EBITDA

La utilidad de operación durante 1T04 totalizó US$79 millones (Ps.882 millones), US$62 millones mayor que los US$17 millones (Ps.195 millones) obtenidos en el trimestre anterior y US$59 millones más que los US$20 millones (Ps.222 millones) logrados en el mismo trimestre de 2003. El notable repunte en rentabilidad se deriva esencialmente de dos razones. Primero, la administración exitosamente aplicó aumentos de precio a todas las líneas de productos de acero para reflejar las tendencias de los precios internacionales del acero, impulsando el ingreso promedio por tonelada. Segundo, la posición privilegiada de Hylsamex como un minimill eficiente y verticalmente integrado, le permitió ampliar sus márgenes de utilidad más que otros productores de acero por lo que los costos unitarios de producción aumentaron sólo marginalmente. En menor grado, los mayores embarques permitieron un mejor prorrateo de costos fijos que adicionalmente incrementó la rentabilidad.

En 1T04, Hylsamex logró EBITDA de US$110 millones (Ps.1,227 millones), US$62 millones mayor que los US$48 millones (Ps.543 millones) generados en el trimestre anterior y US$60 millones adicionales a los US$50 millones (Ps.572

el 14% registrado en el mismo trimestre de 2003. En una base por tonelada, el EBITDA alcanzó US$140/tonelada, que representa más del doble del US$65/tonelada obtenido en el trimestre anterior y exactamente dos veces el US$70/tonelada logrado en el mismo trimestre de 2003. Evaluado en base a EBITDA por tonelada, Hylsamex logró ser uno de los productores y procesadores de acero más rentables en NAFTA durante 1T04.

RESULTADO INTEGRAL DE FINANCIAMIENTO (RIF)

Hylsamex registró en 1T04 una ganancia financiera neta de US$1 millón (Ps.18 millones), en contraste con los costos financieros netos de US$37 millones (Ps.425 millones) y US$49 millones (Ps.551 millones) reportados en el trimestre anterior y el mismo trimestre de 2003, respectivamente. Las variaciones en el RIF observadas en los períodos de comparación tienen que ver principalmente con las fluctuaciones significativas en la paridad Peso-dólar y su efecto sobre la deuda que casi en su totalidad está contratada en la divisa estadounidense. En menor grado, un pequeño repunte en la inflación doméstica durante 1T04 produjo ganancias monetarias debido a la posición de pasivo monetario neto de la Compañía.

RESULTADO NETO CONSOLIDADO

Durante 1T04, la Compañía registró una utilidad neta consolidada de US$63 millones (Ps.702 millones), claramente en contraste con las pérdidas netas de US$56 millones (Ps.644 millones) y US$35 millones (Ps.396 millones) reportadas en el trimestre anterior y en el mismo trimestre de 2003, respectivamente. En ambas variaciones, el resultado neto mejoró principalmente a causa del repunte marcado en rentabilidad operativa, el reconocimiento de ganancias cambiarias en lugar de pérdidas, y el reconocimiento de mayor utilidad de Amazonia por método de participación.

| | 1T04 |
|---|---|
| Utilidad de Operación | 881.2 |
| Costo Integral de Financiamiento | 18.4 |
| Otros ingresos (gastos) y partidas especiales | (26.7) |
| Impuestos, Causados y Diferidos | (218.7) |
| Participación en resultados de asociadas | 47.7 |
| Utilidad Neta Consolidada en 1T04 | 701.9 |

DEUDA NETA Y OTROS RUBROS

Variación de la Deuda Neta en 1T04

Deuda Neta: La deuda neta de Hylsamex al 31 de marzo de 2004 alcanzó US$962 millones, US$52 millones menor que el saldo de US$1,014 millones que se tenía el 31 de diciembre de 2003. La reducción de deuda neta contra el trimestre anterior se explica por el notable aumento en el flujo de efectivo generado por la operación, el cual fue utilizado para aumentar las reservas de efectivo en US$50 millones durante el trimestre.

Impuestos Pagados: Los impuestos pagados durante 1T04 ascendieron a US$10 millones, ligeramente mayores que los US$8 millones erogados en el trimestre anterior pero menores a los US$11 millones pagados en el mismo trimestre de

al activo, respectivamente. Las pérdidas fiscales pendientes de amortizar pueden utilizarse para reducir utilidades fiscales futuras y en consecuencia, disminuir el impuesto sobre la renta causado. Adicionalmente, si el impuesto sobre la renta causado es mayor que el impuesto al activo, los créditos de impuesto al activo se pueden utilizar para reducir los pagos de impuesto sobre la renta al nivel del impuesto al activo.

Capital de Trabajo Neto (CTN): Durante 1T04, el CTN representó un uso de efectivo de US$15 millones. Conforme aumentó el nivel de operación durante el trimestre, la Compañía destinó recursos al capital de trabajo, principalmente a cuentas por cobrar, y en menor escala a inventarios. Sin embargo, la Compañía mostró una administración eficiente del capital de trabajo como demuestra la tendencia favorable de las razones de actividad operativa: el CTN en días disminuyó a 35 días, de 44 y 46 días en el trimestre anterior y el mismo trimestre de 2003, respectivamente. La reducción del CTN en días fue consecuencia de una menor rotación de inventarios medida en días, la cual llegó a 59 días en 1T04, comparada con 65 y 67 días registrados en el trimestre anterior y el mismo trimestre de 2003, respectivamente.

Inversiones en Activo Fijo: Las inversiones en activo fijo sumaron US$13 millones en 1T04, US$4 millones menos que las inversiones del trimestre anterior pero US$3 millones mayores que el monto erogado en el mismo trimestre de 2003. De la cifra para 1T04, US$6 millones fueron desembolsados en Galvak, erogaciones que corresponden a avances relacionados con su programa de inversiones. El resto corresponde a US$4 millones erogado en el descapote de mineral y a US$3 millones que se desembolsó en inversiones normales en Hylsa. La estrategia de crecimiento de Hylsamex continúa enfocada en Galvak, mientras que en Hylsa, la Compañía destina recursos solamente en inversiones normales y en la preparación de minas, para asegurar un uso confiable y eficiente de las instalaciones productivas a altos niveles de utilización.

| | |
|---|---|
| Deuda neta al 31 de diciembre de 2003 | 1,014.3 |
| Generación de efectivo | -110.1 |
| Inversión en capital de trabajo operativo | 15.2 |
| Otras partidas (1) | -2.9 |
| Intereses acumulados | 18.1 |
| Impuestos | 10.3 |
| Inversión en activo fijo | 13.0 |
| Intereses PIK acumulados | 4.3 |
| Deuda neta al 31 de marzo de 2004 | 962.2 |

(1) Principalmente Fee corporativo y pasivo laboral

Liquidez y Reservas de Efectivo

La liquidez de Hylsamex mejoró claramente durante 1T04. El aumento en la utilidad de operación incrementó las reservas de efectivo de la Compañía considerablemente durante el trimestre, a un saldo de US$135 millones al 31 de marzo de 2004, US$50 millones más que el saldo de US$85 millones al 31 de diciembre de 2003. Además, la línea de crédito revolvente de Hylsa no ha sido utilizada desde octubre de 2003. En los próximos 12 meses, Hylsamex enfrenta US$113 millones de vencimientos de deuda a largo plazo (US$82 millones corresponden a Hylsa mientras que US$31 millones pertenecen a Galvak).

La mayor generación de EBITDA y la reducción en deuda neta causaron una importante diferencia para que Hylsamex registrara mejores niveles en sus razones financieras. La Compañía disminuyó la razón de Deuda Neta a EBITDA U12M a 3.9x en 1T04, marcando una reducción significativa en comparación con los niveles de 5.4x y 4.9x alcanzados en el trimestre anterior y el mismo trimestre de 2003, respectivamente. La cobertura de intereses (EBITDA U12M a gastos financieros netos U12M) mejoró de manera similar a 2.6x, comparada con 2.0x del trimestre anterior y 2.1x del mismo trimestre de 2003. Las siguientes gráficas describen el comportamiento a través del tiempo de las razones financieras clave, la deuda neta y las reservas de efectivo:

Valuación de los derivados de tasa de interés: Al 26 de abril de 2004, el valor estimado de las posiciones en derivados de tasa de interés de Hylsamex es de US$3.9 millones (que representa una cantidad positiva). La totalidad de los derivados de tasa de interés de Hylsamex son techos sobre la tasa Libor.

PARTICIPACIÓN EN RESULTADOS DE COMPAÑÍAS ASOCIADAS (SIDOR)

La participación minoritaria de Hylsamex en Amazonia generó una utilidad de US$4 millones (Ps.48 millones) en 1T04, comparado a la utilidad de US$8 millones (Ps.93 millones) registrada en el trimestre anterior, y que es contraria a la pérdida de US$19 millones (Ps.211 millones) reportada en el mismo trimestre de 2003. Sidor logró una buena rentabilidad operativa como consecuencia del equilibrio entre oferta y demanda mundial de acero en 1T04, la posición de la Compañía como uno de los productores de acero de más bajo costo en el mundo, y su posición geográfica privilegiada que le permite suministrar eficientemente acero a los mercados doméstico y de exportación.

OTROS EVENTOS RELEVANTES

Hylsa Efectúa Prepago de US$15 Millones en el Facility A

El 27 de abril de 2004, Hylsa efectuó un prepago de US$15 millones del préstamo bancario denominado "Facility A". Los recursos fueron aplicados a pagar la totalidad del saldo insoluto del tranche "Export Backed Credit" del Facility A, que tenía amortizaciones trimestrales comenzando el 30 de junio de 2004 y terminando el 31 de diciembre de 2005. Hylsa utilizó efectivo generado internamente para realizar este prepago. Hylsamex permanece comprometida a mejorar su perfil financiero y espera acumular excedentes de efectivo para la reducción de deuda.

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE MARZO DE 2004 COMPARATIVOS CON 2003

Millones de pesos de poder adquisitivo del 31 de marzo de 2004
(excepto que se indique otra denominación)

1. ACTIVIDADES DE LAS COMPAÑIAS

Hylsamex, S. A. de C. V. (HYLSAMEX), subsidiaria de Alfa, S. A. de C. V. (ALFA), es una de las empresas productoras de acero más grandes de México y líder en su mercado.

HYLSAMEX desarrolla sus actividades por si misma y a través de empresas subsidiarias, de las que es propietaria de la mayoría de las acciones comunes representativas de sus capitales sociales, y de una empresa asociada, en la que tiene influencia significativa en su administración, pero sin llegar a tener control.

El 25 de noviembre de 2003 el Consejo de Administración de ALFA aprobó realizar una reestructuración corporativa relevante consistente en la desinversión en HYLSAMEX la cual se llevará a cabo a través de dos reducciones sucesivas e independientes del capital social y contable de ALFA mediante la entrega a sus accionistas de la totalidad de las acciones de HYLSAMEX propiedad de aquella, la primera en 2004 y la segunda durante el primer trimestre de 2005. La decisión anterior fue ratificada por los accionistas de ALFA en asamblea general extraordinaria celebrada el 4 de febrero de 2004. La desinversión antes mencionada no tiene efecto alguno en los estados financieros consolidados de HYLSAMEX, quien dejará de ser subsidiaria de ALFA a partir de la fecha en que se concluya la desinversión de referencia.

Las acciones de HYLSAMEX propiedad de ALFA se encuentran otorgadas en garantía desde julio de 2002 a través de un Contrato de Caución Bursátil celebrado con un grupo de bancos acreedores de HYLSAMEX para facilitar la reestructuración de los créditos a cargo de HYLSAMEX. ALFA e HYLSAMEX han obtenido la autorización de los bancos acreedores a efecto de consumar la transacción bajo el esquema mencionado en el párrafo anterior.

Al 31 de marzo las principales subsidiarias y asociada son:

| | % de tenencia (a) | |
|---|---|---|
| | 2004 | 2003 |
| Hylsa, S. A. de C. V. (HYLSA) y subsidiarias: | 100 | 100 |
| Hylsa Puebla, S. A. de C. V. | 100 | 100 |
| Hylsa Norte, S. A. de C. V. | 100 | 100 |
| Pegi, S. A. de C. V. (Pegi) (b) | 52 | 52 |
| Consorcio Minero Benito Juárez | | |
| Peña Colorada, S. A. de C. V. (Peña Colorada) (c) | 51 | 51 |
| Peña Servicios, S. A. de C. V. | 100 | 100 |
| Las Encinas, S. A. de C. V. | 100 | 100 |
| Comercializadora Las Encinas, S. A. de C. V. | 100 | 100 |
| Aceros Prosima, S. A. de C. V. | 100 | 100 |
| Prosima Servicios, S. A. de C. V. (d) | 100 | Materiales y |
| [illegible] | 100 | 100 |

| | | |
|---|---|---|
| Transamerica E. & I., Corp. | 100 | 100 |
| Ferropak Servicios, S. A. de C. V. | 100 | 100 |
| Ferropak Comercial, S. A. de C. V. | 100 | 100 |
| | | |
| Galvak, S. A. de C. V. (GALVAK) y subsidiarias: | 100 | 100 |
| Galvak Servicios S. A. de C. V. (d) | 100 | 100 |
| Metal Building Solutions, S. A. de C. V. (f) | 100 | 100 |
| Galvacer America, Inc. | 100 | 100 |
| Galvacer Chile, S. A. | 100 | 100 |
| Galvacer Costa Rica, S. A. | 100 | 100 |
| Galvacer Servicios, S. A. de C. V. | | 100 |
| Acerex, S. A. de C. V. | 51 | 51 |
| Acerex Servicios, S. A. de C. V. | 100 | 100 |
| Ferropción, S.A.de C.V.(antes Galvanet, S.A.de C.V.) | 100 | 100 |
| | | |
| Hylsa Latin, LLC. (Hylsa Latin) y asociadas: | 100 | 100 |
| Consorcio Siderurgia Amazonia, Ltd.(Amazonia) (g) | 37 | 37 |
| Siderúrgica del Orinoco, C. A. (Sidor) | 60 | 70 |
| | | |
| Express Anáhuac Operadora, S. A. de C. V. | 100 | 100 |
| Express Anáhuac, S. A. de C. V. (EXXAN) (h) | | 100 |
| | | |
| Express Anáhuac Inmobiliaria, S. A. de C. V. | 100 | 100 |
| | | |
| Express Anáhuac Servicios, S.A.de C.V.(EXXAN Servicios) | 100 | 100 |
| Express Anáhuac, S. A. de C. V. (h) | 100 | |

(a) % de tenencia que HYLSAMEX tiene en las sub-controladoras y % de tenencia que éstas tienen en sus subsidiarias y asociada.

(b) El 17 de diciembre de 2002 los accionistas de Pegi acordaron iniciar el proceso de liquidación de la entidad. Los efectos derivados fueron reconocidos en los resultados de 2002.

(c) En febrero de 2003 los accionistas de Peña Colorada aprobaron la escisión de la misma. A la fecha de emisión de estos estados financieros está pendiente la formalización de los acuerdos a través del acta correspondiente.

(d) En noviembre de 2003 se constituyeron Prosima Servicios, S. A. de C. V. y Galvak Servicios, S. A. de C. V., cuya principal actividad es proporcionar servicios administrativos a partes relacionadas.

(e) En julio de 2003 se constituyó Química Técnica Avanzada, S. A. de C. V., cuya principal actividad es la transformación de energéticos en estado gaseoso a estado líquido, para su venta a partes relacionadas.

(f) En noviembre de 2003 se constituyó Metal Building Solutions, S. A. de C. V., cuya principal actividad es proporcionar servicios relacionados en el ramo de la construcción.

(g) Hasta junio de 2003, Amazonia era propietaria del 70% del capital común de Sidor, empresa venezolana. Sin embargo, con motivo de la reestructura bancaria de Amazonia y de Sidor, a partir de esa fecha Amazonia posee el 60% del capital social de Sidor.

(h) A partir de julio de 2003, EXXAN Servicios posee la mayoría de las

2. BASES PARA LA PREPARACION DE LOS ESTADOS FINANCIEROS

Los estados financieros consolidados incluyen los de HYLSAMEX y los de todas sus subsidiarias.

Los estados financieros que se acompañan fueron preparados de acuerdo con principios de contabilidad generalmente aceptados, aplicando en forma integral las disposiciones normativas relativas al reconocimiento de los efectos de la inflación en la información financiera. Consecuentemente todos los estados financieros, incluyendo los de ejercicios anteriores que se presentan para fines comparativos, se expresan en pesos constantes de poder adquisitivo del 31 de marzo de 2004.

La preparación de la información financiera de acuerdo con principios de contabilidad generalmente aceptados, requiere que la administración haga estimaciones y considere supuestos que afectan las cifras del estado de situación financiera y los montos incluidos en el estado de resultados del período; los resultados reales pueden diferir de las estimaciones consideradas.

Los índices (Indice Nacional de Precios al Consumidor - INPC) más importantes utilizados para reconocer los efectos de la inflación general en la información financiera fueron: 108.727, 104.3115 y 98.6625 al 31 de marzo de 2004, 2003 y 2002, respectivamente (segunda quincena de junio 2002 = 100).

A continuación se resumen las políticas de contabilidad más importantes:

a. Efectivo y equivalentes de efectivo

La compañía clasifica como equivalentes de efectivo todos aquellos valores que puedan ser fácilmente realizables en un período de tres meses o menos. La compañía invierte sus excedentes de efectivo en los principales bancos nacionales e internacionales.

b. Inventarios y costo de ventas

Los inventarios se expresan a su costo estimado de reposición, principalmente con base en los últimos precios de compra y costos de producción del ejercicio, sin que excedan a su valor de mercado.

El costo de ventas se determina con base en los costos estimados de reposición de las fechas en que se efectuaron las ventas.

c. Inversión en acciones de asociada

La inversión en la compañía asociada (véase inciso (g) en Nota 1) se registra por el método de participación, conforme al cual, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de la emisora posteriores a la fecha de compra.

d. Inmuebles, maquinaria, equipo y depreciación

Los inmuebles, maquinaria y equipo y su correspondiente depreciación acumulada se expresan a su valor actualizado mediante la aplicación al costo histórico

inflación general del país de origen a los montos correspondientes en moneda extranjera y convirtiendo esos montos a pesos al tipo de cambio vigente a la fecha de cierre.

La depreciación se calcula por el método de línea recta con base en las vidas útiles de los activos estimadas por las empresas.

El resultado integral de financiamiento de pasivos contraídos para construcciones en proceso, se capitaliza como parte de estos activos hasta que inician su operación.

e. Cargos diferidos

Este rubro se expresa a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC e incluye principalmente gastos capitalizados de los yacimientos de mineral extraíble de las subsidiarias mineras, costos relativos al desarrollo e implantación de sistemas computacionales integrados y gastos por colocación de deuda, los cuales están sujetos a amortización.

f. Otro activo

Este concepto incluye un activo intangible derivado de las remuneraciones al retiro.

g. Reconocimiento de ingresos

Las compañías reconocen sus ingresos al entregar los productos a sus clientes y facturarlos. Los ingresos y las cuentas por cobrar se registran netos de estimaciones para devoluciones y cuentas de cobro dudoso, respectivamente.

h. Transacciones en divisas y diferencias cambiarias

Los activos y pasivos monetarios en divisas, principalmente dólares americanos (US$), se expresan en moneda nacional al tipo de cambio vigente a la fecha de cierre. Las diferencias cambiarias derivadas de las fluctuaciones en el tipo de cambio entre la fecha en que se concertaron las transacciones y la de su liquidación o valuación a la fecha del estado de situación financiera, se registran dentro del resultado integral de financiamiento.

i. Estimación de remuneraciones al retiro

Los planes de remuneraciones al retiro (jubilaciones, gastos médicos y primas de antigüedad), tanto formales como informales, se reconocen como costo en los años en que los trabajadores prestan los servicios correspondientes, de acuerdo con estudios actuariales elaborados por expertos independientes.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se registran en resultados en el año en que se vuelven exigibles.

j. Operaciones financieras derivadas

Los pasivos resultantes de operaciones financieras derivadas se expresan a su valor de mercado y/o de intercambio. Las diferencias entre el valor de

realizadas, se registran directamente en resultados.

k. Resultado integral de financiamiento

El resultado integral de financiamiento se determina agrupando en el estado de resultados: los gastos y productos financieros, las diferencias cambiarias y la ganancia o pérdida por posición monetaria.

La ganancia o pérdida por posición monetaria representa el efecto de la inflación, medido en términos del INPC, sobre el neto de los activos y pasivos monetarios mensuales del año.

l. Impuestos sobre la renta y al activo y participación de los trabajadores en las utilidades

El impuesto sobre la renta y la participación de los trabajadores en las utilidades se registran por el método de activos y pasivos con enfoque integral. Bajo este método se reconoce un impuesto diferido para todas las diferencias entre los valores contables y fiscales de los activos y pasivos.

m. Pérdida por acción

La pérdida por acción común se calcula sobre el promedio ponderado de acciones comunes en circulación durante el año. No existen efectos que deriven de acciones potencialmente dilutivas.

n. Pérdida integral

Las transacciones que se registran en las cuentas del capital ganado durante el ejercicio, diferentes a las realizadas entre accionistas, se muestran en el estado de variaciones en el capital contable, bajo el concepto de pérdida integral.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2004**

**HYLSAMEX, S.A. DE C.V.**

**RELACION DE INVERSIONES EN ACCIONES**

**ANEXO 3**

**CONSOLIDADO**
**Impresión Final**

| NOMBRE DE LA EMPRESA (1) | ACTIVIDAD PRINCIPAL | No. DE ACCIONES | % DE TENENCIA (2) | MONTO TOTAL (Miles de Pesos) COSTO ADQUISICION | VALOR ACTUAL (3) |
|---|---|---|---|---|---|
| **SUBSIDIARIAS** | | | | | |
| 1 HYLSA S.A. DE C.V. | FAB. DE PROD. DE ACERO | 6,353,876,749 | 100.00 | 6,353,877 | 10,338,918 |
| 2 GALVAK S.A.DE C.V. | FAB. DE LAMINA GALVANIZADA | 51,836,578 | 100.00 | 260,327 | 1,713,048 |
| 3 FERROPCION, S.A. DE C.V. | COME. PROD LAMINA GALV | 4,900 | 100.00 | 49 | 49 |
| 4 EXAN INMOBILIARIA, S.A. DE C.V. | RENTA DE INMUEBLES | 396,154 | 100.00 | 39,615 | 44,163 |
| 5 EXAN SERVICIOS, S.A. DE C.V. | RENTA DE MAQUINARIA | 520,230 | 100.00 | 52,023 | 49,856 |
| 6 EXAN OPERADORA, S.A. DE C.V. | SUSCRIBIR Y NEG. CON TIT. DE CREDITO | 490 | 100.00 | 49 | 28 |
| 7 GALVACER COSTA RICA S.A. | COME. PROD LAMINA GALV | 1 | 100.00 | 1 | 1 |
| 8 HYLSA LATIN LLC | | 12,831,079 | 0.00 | 108,373 | 619,943 |
| 9 ELIMINACIONES | | 1 | 0.00 | 0 | (724,932) |
| 10 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:) | | 1 | 0.00 | 0 | 0 |
| **TOTAL DE INVERSIONES EN SUBSIDIARIAS** | | | | **6,814,314** | **12,041,074** |
| **ASOCIADAS** | | | | | |
| 1 CONSORCIO SIDERURGIA AMAZONIA | FAB. DE PROD. DE ACERO | 1 | 36.73 | 3,020,945 | 652,262 |
| | | 0 | 0.00 | 0 | 0 |
| **TOTAL DE INVERSIONES EN ASOCIADAS** | | | | **3,020,945** | **652,262** |
| **OTRAS INVERSIONES PERMANENTES** | | | | | **4,610** |
| **TOTAL** | | | | | **12,697,946** |

**OBSERVACIONES**

# BOLSA MEXICANA DE VALORES, S.A. DE C.V.
## ANEXO 05
## DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: 1 AÑO: 2004

Impresión Final
CONSOLIDADO

| po de édito itución | Fecha de Vencimiento | Tasa de Interes | Denominados en Pesos | | Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $ ) Intervalo de Tiempo | | | | | | Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Hasta 1 Año | Mas de 1 Año | Año Actual | Hasta 1 Año | Hasta 2 Años | Hasta 3 Años | Hasta 4 Años | Hasta 5 Años o más | Año Actual | Hasta 1 Año | Hasta 2 Años | Hasta 3 Años | Hasta 4 Años | Hasta 5 Años o más |
| IA | | | | | | | | | | | | | | | | |
| | 20/07/2007 | 4.83 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 10,532 | 4,270 | 19,357 | 20,495 | 6,832 | 0 |
| | 31/03/2010 | 5.37 | 0 | 0 | 0 | 118,003 | 161,568 | 227,382 | 230,163 | 736,729 | 0 | 0 | 0 | 0 | 0 | 0 |
| | 20/07/2007 | 3.93 | 0 | 0 | 42,990 | 352,049 | 218,232 | 83,655 | 27,885 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ERICA | 20/07/2007 | 4.83 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 10,909 | 4,422 | 20,048 | 21,227 | 7,076 | 0 |
| NTREAL | 31/03/2010 | 5.37 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 3,209 | 4,393 | 5,866 | 5,900 | 20,033 |
| | 31/03/2010 | 5.02 | 0 | 0 | 23,214 | 32,749 | 74,818 | 87,844 | 57,975 | 145,707 | 0 | 0 | 0 | 0 | 0 | 0 |
| ANK | 31/03/2010 | 5.37 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 13,454 | 18,422 | 29,481 | 30,268 | 84,003 |
| ) | 31/03/2010 | 5.11 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 2,156 | 2,952 | 3,942 | 3,965 | 13,463 |
| MER | 31/03/2010 | 5.30 | 0 | 0 | 22,870 | 87,414 | 148,069 | 198,423 | 171,621 | 472,129 | 0 | 0 | 0 | 0 | 0 | 0 |
| | 20/07/2007 | 4.83 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 27,513 | 11,154 | 50,565 | 53,539 | 17,846 | 0 |
| ANK | 31/03/2009 | 5.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 12,897 | 65,262 | 86,891 | 42,658 | 25,465 | 19,417 |
| BANK | 31/12/2007 | 5.22 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 3,762 | 1,525 | 6,913 | 33,477 | 32,053 | 0 |
| COLE INDOSUEZ | 20/07/2007 | 4.83 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 8,598 | 3,486 | 15,802 | 16,731 | 5,577 | 0 |
| SE FIRST BOSTON | 20/07/2007 | 4.83 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 17,196 | 6,971 | 31,603 | 33,462 | 11,154 | 0 |
| | 31/12/2005 | 4.85 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 2,520 | 2,500 | 0 | 0 | 0 |
| ANK | 31/03/2010 | 5.37 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 6,727 | 9,210 | 14,741 | 15,133 | 42,001 |
| | 31/03/2010 | 5.11 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 19,508 | 26,709 | 35,666 | 35,873 | 121,791 |
| ELOPMENT CORP. | 31/03/2010 | 4.89 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 17,196 | 9,153 | 34,590 | 37,451 | 15,166 | 13,622 |
| ) DE FOMENTO | 13/11/2007 | 4.68 | 0 | 0 | 8,858 | 2,952 | 11,810 | 11,810 | 7,874 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ECTRIC CAPITAL | 31/03/2010 | 5.11 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 5,642 | 10,690 | 19,975 | 18,349 | 11,227 | 21,000 |
| | 31/03/2010 | 5.37 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 10,091 | 13,816 | 22,111 | 22,700 | 63,001 |
| O | 31/03/2010 | 5.29 | 0 | 0 | 13,378 | 38,636 | 70,059 | 86,755 | 69,751 | 207,350 | 0 | 0 | 0 | 0 | 0 | 0 |
| NSBANK MUNICH | 31/03/2010 | 5.12 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 17,538 | 24,012 | 32,066 | 32,251 | 109,495 |
| NSBANK NY | 31/03/2010 | 5.35 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 22,366 | 28,722 | 31,679 | 31,862 | 108,175 |
| | 31/03/2010 | 5.00 | 0 | 0 | 12,037 | 4,880 | 22,122 | 32,353 | 19,249 | 87,784 | 0 | 0 | 0 | 0 | 0 | 0 |
| | 31/12/2005 | 4.85 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 2,520 | 2,500 | 0 | 0 | 0 |
| HASE BANK | 31/03/2010 | 5.37 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 43,138 | 59,063 | 81,571 | 81,051 | 171,562 |

# BOLSA MEXICANA DE VALORES, S.A. DE C.V.
## ANEXO 05
## DESGLOSE DE CREDITOS

(MILES DE PESOS)



| ) de dito ución | Fecha de Vencimiento | Tasa de Interes | Denominados en Pesos: Hasta 1 Año | Mas de 1 Año | Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo: Año Actual | Hasta 1 Año | Hasta 2 Años | Hasta 3 Años | Hasta 4 Años | Hasta 5 Años o más |
|---|---|---|---|---|---|---|---|---|---|---|
| .T FUR | 31/03/2010 | 5.11 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ID-PFALZ | 31/12/2005 | 4.85 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| HOLSTEIN | 31/12/2005 | 4.85 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ARTERED | 31/03/2009 | 5.37 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 'SUI BANKING | 31/03/2009 | 5.37 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | 14/11/2008 | 3.33 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | 31/03/2010 | 5.25 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| IIOS | | | 0 | 0 | 123,347 | 636,683 | 706,478 | 728,222 | 584,518 | 1,659,679 |
| ES PRIVADAS | | | | | | | | | | |
| IIOS | | | | | | | | | | |
| 07 | 15/09/2007 | 9.82 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 10 | 15/12/2010 | 11.04 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | 09/03/2007 | 8.75 | 0 | 0 | 0 | 0 | 0 | 67,184 | 0 | 0 |
| BURSATILES | 09/09/2008 | 9.25 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 694,473 |
| ILES | | | 0 | 0 | 0 | 0 | 0 | 67,184 | 0 | 694,473 |
| S | | | | | | | | | | |
| EEDORES | 31/03/2005 | | 1,331,891 | 0 | 439,289 | 0 | 0 | 0 | 0 | 0 |
| EDORES | | | 1,331,891 | 0 | 439,289 | 0 | 0 | 0 | 0 | 0 |
| GAR | 31/03/2005 | | 1,372,681 | 0 | 206,829 | 0 | 475,327 | 0 | 0 | 0 |
| PASIVOS OTROS CREDITOS | | | 1,372,681 | 0 | 206,829 | 0 | 475,327 | 0 | 0 | 0 |

| ) de dito ución | Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo: Año Actual | Hasta 1 Año | Hasta 2 Años | Hasta 3 Años | Hasta 4 Años | Hasta 5 Años o más |
|---|---|---|---|---|---|---|
| .T FUR | 0 | 36,216 | 49,585 | 66,215 | 66,599 | 226,109 |
| ID-PFALZ | 0 | 5,039 | 4,999 | 0 | 0 | 0 |
| HOLSTEIN | 0 | 2,520 | 2,500 | 0 | 0 | 0 |
| ARTERED | 0 | 16,685 | 22,844 | 24,061 | 22,425 | 33,610 |
| 'SUI BANKING | 0 | 8,926 | 12,221 | 15,312 | 14,759 | 17,980 |
| | 6,692 | 2,231 | 8,923 | 8,923 | 8,923 | 6,692 |
| | 12,037 | 40,930 | 68,312 | 71,227 | 55,131 | 142,515 |
| IIOS | 132,974 | 372,707 | 647,427 | 720,250 | 559,236 | 1,214,469 |
| ES PRIVADAS | | | | | | |
| IIOS | | | | | | |
| 07 | 0 | 0 | 0 | 0 | 1,550,384 | 0 |
| 10 | 0 | 0 | 0 | 0 | 0 | 1,795,816 |
| | 0 | 0 | 0 | 0 | 0 | 0 |
| BURSATILES | 0 | 0 | 0 | 0 | 0 | 0 |
| ILES | 0 | 0 | 0 | 0 | 1,550,384 | 1,795,816 |
| S | | | | | | |
| EEDORES | 0 | 0 | 0 | 0 | 0 | 0 |
| EDORES | 0 | 0 | 0 | 0 | 0 | 0 |
| GAR | 0 | 0 | 0 | 0 | 0 | 0 |
| PASIVOS OTROS CREDITOS | 0 | 0 | 0 | 0 | 0 | 0 |

E COTIZACION: HYLSAMX
EX, S.A. DE C.V.

**BOLSA MEXICANA DE VALORES, S.A. DE C.V.**
**ANEXO 05**
**DESGLOSE DE CREDITOS**

(MILES DE PESOS)

TRIMESTRE: **1** AÑO: **2004**

Impresión Final
CONSOLIDADO

| po de rédito itución | Fecha de Vencimiento | Tasa de Interes | Denominados en Pesos | | Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $ ) Intervalo de Tiempo | | | | | | Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Hasta 1 Año | Mas de 1 Año | Año Actual | Hasta 1 Año | Hasta 2 Años | Hasta 3 Años | Hasta 4 Años | Hasta 5 Años o más | Año Actual | Hasta 1 Año | Hasta 2 Años | Hasta 3 Años | Hasta 4 Años | Hasta 5 Años o más |
| VOS CIRCULANTES | | | | | | | | | | | | | | | | |
| EDITOS | | | | | | | | | | | | | | | | |
| | | | 2,704,572 | 0 | 769,465 | 636,683 | 1,181,805 | 795,406 | 584,518 | 2,354,152 | 132,974 | 372,707 | 647,427 | 720,250 | 2,109,620 | 3,010,285 |

CIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2004**

**HYLSAMEX, S.A. DE C.V.**

**POSICION EN MONEDA EXTRANJERA**
**(Miles de Pesos)**

**ANEXO 6** **CONSOLIDADO**
**Impresión Final**

| BALANZA | DOLARES (1) | | OTRAS MONEDAS (1) | | TOTAL |
|---|---|---|---|---|---|
| | MILES DE DOLARES | MILES DE PESOS | MILES DE DOLARES | MILES DE PESOS | MILES DE PESOS |
| ACTIVO TOTAL | 144,554 | 1,612,355 | 0 | 0 | 1,612,355 |
| PASIVO | 1,193,768 | 13,315,292 | | | 13,315,292 |
| | 171,403 | | 0 | 0 | 1,911,829 |
| | 1,022,365 | | 0 | 0 | 11,403,463 |
| SALDO NETO | (1,049,214) | (11,702,937) | | | (11,702,937) |

**OBSERVACIONES**

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2004**
**HYLSAMEX, S.A. DE C.V.**

**CEDULA DE INTEGRACION Y CALCULO**
**DE RESULTADO POR POSICION MONETARIA (1)**
**(Miles de Pesos)**

**ANEXO 7**

**CONSOLIDADO**
**Impresión Final**

| MES | ACTIVOS MONETARIOS | PASIVOS MONETARIOS | POSICION MONETARIA (ACTIVA) PASIVA | INFLACION MENSUAL | EFECTO MENSUAL (ACTIVO) PASIVO |
|---|---|---|---|---|---|
| ENERO | 4,256,507 | (16,407,465) | (12,150,958) | 0.01 | 62,006 |
| FEBRERO | 4,146,472 | (16,156,163) | (12,009,691) | 0.01 | 85,431 |
| MARZO | 4,483,816 | (16,303,363) | (11,819,547) | 0.00 | 45,835 |
| ACTUALIZACION: | 0 | 0 | 0 | 0.00 | 4,591 |
| CAPITALIZACION: | 0 | 0 | 0 | 0.00 | 0 |
| EMP. EXTRANJERAS: | 0 | 0 | 0 | 0.00 | 0 |
| OTROS | 0 | 0 | 0 | 0.00 | 0 |
| **TOTAL** | | | | | **197,863** |

**OBSERVACIONES**

**OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA**

**ANEXO 8** **CONSOLIDADO**
**Impresión Final**

| LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO |
|---|
| NO APLICABLE |

| SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS |
|---|
| |

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2004**
**HYLSAMEX, S.A. DE C.V.**

**PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO**

**ANEXO 9** **CONSOLIDADO**
**Impresión Final**

| PLANTA O CENTRO | ACTIVIDAD ECONOMICA | CAPACIDAD INSTALADA (1) | % DE UTILIZACION |
|---|---|---|---|
| ACEREX SERVICIOS, S.A. DE C.V | PRESTACION DE SERVICIOS TECNICOS Y ADMVOS | 0 | 0 |
| ACEREX, S.A.DE C.V. | PROCESAMIENTO Y CORTES DE ACERO | 0 | 0 |
| ACEROS PROSIMA, S.A. DE C.V. | COMPRA-VTA. Y SERV. DE MAQ. P/TODA CLASE DE PROD. | 0 | 0 |
| C.M.B.J. P.COL., S.A. DE C.V. | EXPL. Y COM. EN GRAL. DE SUST. MINERALES. | 0 | 0 |
| COMERCIALIZADORA LESA, S.A. D | COMERCIALIZACION DE MINERAL Y RENTA DE MAQUINARIA | 0 | 0 |
| EXAN INMOBILIARIA S.A. DE C.V | RENTA DE INMUEBLES | 0 | 0 |
| EXAN OPERADORA, S.A. DE C.V. | SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S. | 0 | 0 |
| EXAN SERVICIOS, S.A. DE C.V. | RENTA DE MAQUINARIA | 0 | 0 |
| FERROPAK COMERCIAL, S.A. DE C | MAT'S. METALICOS PARA LA CONST. Y LA INDUSTRIA | 0 | 0 |
| FERROPAK SERVICIOS, S.A. DE C | PRESTACION DE SERVICIOS TECNICOS Y ADMVOS | 0 | 0 |
| FERROPCION, S.A. DE C.V. | COMERCIALIZ MEDIOS ELECTRONICOS | 0 | 0 |
| GALVACER AMERICA, INC. | COMERC.PROD.DE ACERO Y LAMINA | 0 | 0 |
| GALVACER CHILE S.A. DE C.V. | COMERC.PROD.DE ACERO Y LAMINA | 0 | 0 |
| GALVACER COSTA RICA, S.A. | COMERC.PROD.DE ACERO Y LAMINA | 0 | 0 |
| GALVAK SERVICIOS, S.A.DE C.V. | PRESTACION DE SERVICIOS TECNICOS Y ADMVOS | 0 | 0 |
| GALVAK, S.A. DE C.V. | FABRICACION DE LAMINA GALVANIZADA | 0 | 0 |
| GALVACER SERVICIOS, S.A. DE C | PRESTACION DE SERVICIOS TECNICOS Y ADMVOS | 0 | 0 |
| HYLSA LATIN LLC | SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACCS. | 0 | 0 |
| HYLSA NORTE, S.A. DE C.V. | FABRICACION DE PRODUCTOS DE ACERO | 0 | 0 |
| HYLSA PUEBLA, S.A. DE C.V. | FABRICACION DE PRODUCTOS DE ACERO | 0 | 0 |
| HYLSA S.A. DE C.V. | FABRICACION DE PRODUCTOS DE ACERO | 0 | 0 |
| HYLSAMEX S.A. DE C.V. | SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S. | 0 | 0 |
| LAS ENCINAS, S.A. DE C.V. | EXPL. Y COM. EN GRAL. DE SUSTANCIAS MINERALES | 0 | 0 |
| MAT. Y AC. MASA, S.A. DE C.V. | VENTA DE PRODUCTOS DE ACERO | 0 | 0 |
| METAL BUILDING SOLUTIONS, S.A | SERVICIOS EN EL RAMO DE LA CONSTRUCCION | 0 | 0 |
| PEGI, S.A. DE C.V. | GENERACION DE ENERGIA ELECT. Y VAPOR DE PROCESO | 0 | 0 |
| PEÑA SERVICIOS, S.A. DE C.V. | PRESTACION DE SERV. TECNICOS Y ADMTVOS. | 0 | 0 |
| PROSIMA SERVICIOS, S.A. DE C. | PRESTACION DE SERV. TECNICOS Y ADMTVOS. | 0 | 0 |
| QUIMICA TECNICA AVANZADA | PRODUCCION Y UTILIZACION DE GASES REDUCTORES | 0 | 0 |
| TECNICA INDUSTRIAL, S.A. DE C | PRESTACION DE SERV. TECNICOS Y ADMTVOS. | 0 | 0 |
| TRANS.EXP.AND IMP.CORP. | EXP.E IMP.DE PRODUCTOS DE ACERO | 0 | 0 |

**OBSERVACIONES**

**MATERIAS PRIMAS DIRECTAS**

**ANEXO 10**

**CONSOLIDADO**
**Impresión Final**

| NACIONALES | PRINCIPALES PROVEEDORES | IMPORTACION | PRINCIPALES PROVEEDORES | SUST. NAL. | % COSTO PRODUCCION TOTAL |
|---|---|---|---|---|---|
| CHATARRA | DIVERSOS | CHATARRA | DIVERSOS | SI | 15.51 |
| ELECTRODOS | UCAR CARBON MEXICANA | | | | 1.00 |
| REFRACTARIOS | REF. MEX. | REFRACTARIOS | RADEX, PREMIER, AP GREEN | SI | 1.80 |
| ALEACIONES | CIA. MINERA AUTLAN | | | | 2.51 |
| ZINC | PEÑOLES | | | | 2.17 |
| RODILLOS | FUMOSA | RODILLOS | ESWAG | SI | 0.97 |
| CAL | REGIO CAL | | | | 0.97 |
| PINTURA | | | | | 1.17 |

**OBSERVACIONES**

DE COTIZACION: **HYLSAMX**
**MEX, S.A. DE C.V.**

TRIMESTRE: **1** AÑO: **2004**

**DISTRIBUCION DE VENTAS POR PRODUCTO**

**ANEXO 11**

**VENTAS NACIONALES**

**CONSOLIDADO**
**Impresión Final**

| CIPALES PRODUCTOS | PRODUCCION TOTAL | | VENTAS | | % DE PARTICIPACION EN EL MERCADO | PRINCIPALES | |
|---|---|---|---|---|---|---|---|
| NEA DE PRODUCTOS | VOLUMEN | IMPORTE | VOLUMEN | IMPORTE | | MARCAS | CLIENTES |
| | | | 632 | 4,121,703 | | | |
| A L | | | | 4,121,703 | | | |

E DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2004**
**AMEX, S.A. DE C.V.**

**DISTRIBUCION DE VENTAS POR PRODUCTO**

**ANEXO 11**

**VENTAS AL EXTERIOR**



| NCIPALES PRODUCTOS | PRODUCCION TOTAL | | VENTAS | | DESTINO | PRINCIPALES | |
|---|---|---|---|---|---|---|---|
| LINEA DE PRODUCTOS | VOLUMEN | IMPORTE | VOLUMEN | IMPORTE | | MARCAS | CLIENTES |
| | | | 156 | 1,025,853 | | | |
| T A L | | | | 1,025,853 | | | |

**SERVACIONES**

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: 1 AÑO: **2004**
**HYLSAMEX, S.A. DE C.V.**

**CONSOLIDADO**
**Impresión Final**

## INTEGRACION DEL CAPITAL SOCIAL PAGADO

### CARACTERISTICAS DE LAS ACCIONES

| | VALOR | CUPON | NUMERO DE ACCIONES | | | | CAPITAL SOCIAL | |
|---|---|---|---|---|---|---|---|---|
| | $ | VIGENTE | PORCION FIJA | PORCION VARIABLE | MEXICANOS | LIBRE SUSCRIPCION | FIJO | VARIABLE |
| B | | 1 | 506,340,463 | | | 506,340,463 | 4,975,129 | |
| TOTAL | | | 506,340,463 | 0 | 0 | 506,340,463 | 4,975,129 | 0 |

**TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:**
506,340,463

**PROPORCION DE ACCIONES POR :**

**CPO's :** 38.9727
**T.VINC. :** 0
**ADRS's :** 0.0057
**GDRS's :** 0
**ADS's :** 0
**GDS's** 0

### ACCIONES PROPIAS RECOMPRADAS

| SERIE | CANTIDAD DE ACCIONES | PRECIO PROMEDIO DE RECOMPRA | PRECIO DE MERCADO AL TRIMESTRE |
|---|---|---|---|

**OBSERVACIONES**

**Información de Proyectos**
( Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

**CONSOLIDADO**
**Impresión Final**

El monto total erogado en inversiones por Hylsamex en lo que va de 2004 asciende a US$13 millones. Con respecto a nuevos proyectos, Hylsamex ha realizado inversiones por US$6 millones relacionadas con un programa de inversiones estratégicas en Galvak orientadas a incrementar la proporción de productos de alto valor agregado en su mezcla de ventas y a añadir capacidad a las distintas líneas de producto de acero recubierto. Adicionalmente se ha erogado US$2 para descapotar material en las minas para apoyar la producción futura de mineral de hierro y por último, la empresa ha destinado US$5 a inversiones normales.

**Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras**
(Información relacionada al Boletín B-15)

ANEXO 14

**CONSOLIDADO**
**Impresión Final**

Hylsamex posee el 36.73% de las acciones comunes de Consorcio Siderurgia Amazonia Ltd.(Amazonia), y esta última empresa es tenedora del 59.7% del capital común de CVG Siderúrgica del Orinoco, C.A. (Sidor).

Hylsamex convierte la información financiera de Amazonia, la cual esta preparada de acuerdo con las Normas Internacionales de Contabilidad (Nics) aplicando los lineamientos establecidos en el Boletín B-15 de los Principios de Contabilidad Generalmente Aceptados en México, para incorporar bajo el método de participación la información financiera de su inversión en el extranjero.

La importancia relativa de esta asociada, respecto a las cifras consolidadas de Hylsamex es la siguiente:

| | % |
|---|---|
| Activos totales | 2.1 |
| Utilidad Neta | 6.8 |

Amazonia es una entidad económicamente independiente.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

**CLAVE DE COTIZACION:** **HYLSAMX** FECHA: 29/04/2004 12:22

**HYLSAMEX, S.A. DE C.V.**

## DATOS GENERALES DE LA EMISORA

| | |
|---|---|
| **RAZON SOCIAL:** | HYLSAMEX, S.A. DE C.V. |
| **DOMICILIO:** | AVE. MUNICH 101 |
| **COLONIA:** | CUAUHTEMOC |
| **C. POSTAL:** | 66452 |
| **CIUDAD Y ESTADO:** | SAN NICOLAS DE LOS GARZA ,NL |
| **TELEFONO:** | 01 81 8865 2828 |
| **FAX:** | 01 81 8865 2125 |
| **DIRECCION DE INTERNET:** | www.hylsamex.com.mx |

## DATOS FISCALES DE LA EMISORA

| | |
|---|---|
| **RFC EMPRESA:** | HYL930427BY1 |
| **DOMICILIO FISCAL:** | AVE. MUNICH 101 |
| **COLONIA:** | CUAUHTEMOC |
| **C. POSTAL:** | 66452 |
| **CIUDAD Y ESTADO:** | SAN NICOLAS DE LOS GARZA ,NL |

## RESPONSABLE DE PAGO

| | |
|---|---|
| **NOMBRE:** | C.P. GERARDO ANTONIO GONZALEZ VILLARREAL |
| **DOMICILIO:** | AVE. MUNICH 101 |
| **COLONIA:** | CUAUHTEMOC |
| **C. POSTAL:** | 66452 |
| **CIUDAD Y ESTADO:** | SAN NICOLAS DE LOS GARZA ,NL |
| **TELEFONO:** | 01 81 8865 1202 |
| **FAX:** | 01 81 8865 1210 |
| **E-MAIL:** | ggonzale@hylsamex.com.mx. |

## DATOS DE LOS FUNCIONARIOS

| | |
|---|---|
| **PUESTO BMV:** | PRESIDENTE DEL CONSEJO DE ADMINISTRACION |
| **PUESTO:** | DIRECTOR GENERAL EJECUTIVO DE ALFA, S.A. DE C.V. |
| **NOMBRE:** | ING. DIONISIO GARZA MEDINA |
| **DOMICILIO:** | GOMEZ MORIN 1111 |
| **COLONIA:** | CARRIZALEJO |
| **C. POSTAL:** | 66200 |
| **CIUDAD Y ESTADO:** | SAN NICOLAS DE LOS GARZA NL |
| **TELEFONO:** | 01 81 8748 1111 |
| **FAX:** | 01 81 8748 2552 |
| **E-MAIL:** | dgarzam@alfa.com.mx |

| | |
|---|---|
| **PUESTO BMV:** | DIRECTOR GENERAL |
| **PUESTO:** | DIRECTOR GENERAL |
| **NOMBRE:** | ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN |
| **DOMICILIO:** | AVE. MUNICH 101 |
| **COLONIA:** | CUAUHTEMOC |

**CLAVE DE COTIZACION:** **HYLSAMX** FECHA: 29/04/2004 12:22
**HYLSAMEX, S.A. DE C.V.**

| | |
|---|---|
| **FAX:** | 01 81 8865 2121 |
| **E-MAIL:** | aelizond@hylsamex.com.mx |

| | |
|---|---|
| **PUESTO BMV:** | DIRECTOR DE FINANZAS |
| **PUESTO:** | DIRECTOR DE FINANZAS |
| **NOMBRE:** | C.P. ERNESTO ORTIZ LAMBRETON |
| **DOMICILIO:** | AVE. MUNICH 101 |
| **COLONIA:** | CUAUHTEMOC |
| **C. POSTAL:** | 66452 |
| **CIUDAD Y ESTADO:** | SAN NICOLAS DE LOS GARZA NL |
| **TELEFONO:** | 01 81 8865 1703 |
| **FAX:** | 01 81 8865 2125 |
| **E-MAIL:** | eortiz@hylsamex.com.mx |

| | |
|---|---|
| **PUESTO BMV:** | ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET |
| **PUESTO:** | SUBDIRECTOR DE CONTRALORIA |
| **NOMBRE:** | C.P. GERARDO ANTONIO GONZALEZ VILLARREAL |
| **DOMICILIO:** | AVE. MUNICH 101 |
| **COLONIA:** | CUAUHTEMOC |
| **C. POSTAL:** | 66452 |
| **CIUDAD Y ESTADO:** | SAN NICOLAS DE LOS GARZA NL |
| **TELEFONO:** | 01 81 8865 1202 |
| **FAX:** | 01 81 8865 1210 |
| **E-MAIL:** | ggonzale@hylsamex.com.mx |

| | |
|---|---|
| **PUESTO BMV:** | ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET |
| **PUESTO:** | SUBDIRECTOR DE CONTRALORIA |
| **NOMBRE:** | C.P. GERARDO ANTONIO GONZALEZ VILLARREAL |
| **DOMICILIO:** | AVE. MUNICH 101 |
| **COLONIA:** | CUAUHTEMOC |
| **C. POSTAL:** | 66452 |
| **CIUDAD Y ESTADO:** | SAN NICOLAS DE LOS GARZA NL |
| **TELEFONO:** | 01 81 8865 1202 |
| **FAX:** | 01 81 8865 1210 |
| **E-MAIL:** | ggonzale@hylsamex.com.mx |

| | |
|---|---|
| **PUESTO BMV:** | RESPONSABLE DEL AREA JURIDICA |
| **PUESTO:** | DIRECTOR JURIDICO |
| **NOMBRE:** | LIC. JORGE ALEJANDRO TREVIÑO GARZA |
| **DOMICILIO:** | AVE. MUNICH 101 |
| **COLONIA:** | CUAUHTEMOC |
| **C. POSTAL:** | 66452 |
| **CIUDAD Y ESTADO:** | SAN NICOLAS DE LOS GARZA NL |
| **TELEFONO:** | 01 81 8865 1318 |
| **FAX:** | 01 81 8865 1310 |
| **E-MAIL:** | jatrevino@hylsamex.com.mx |

| | |
|---|---|
| **PUESTO BMV:** | SECRETARIO DEL CONSEJO DE ADMINISTRACION |
| **PUESTO:** | DIRECTOR CORPORATIVO JURIDICO DE ALFA, S.A. DE C.V. |

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

**CLAVE DE COTIZACION:** **HYLSAMX** FECHA: 29/04/2004 12:22

**HYLSAMEX, S.A. DE C.V.**

| | |
|---|---|
| **COLONIA:** | CARRIZALEJO |
| **C. POSTAL:** | 66200 |
| **CIUDAD Y ESTADO:** | SAN NICOLAS DE LOS GARZA NL |
| **TELEFONO:** | 01 81 8748 1368 |
| **FAX:** | 01 81 8748 2514 |
| **E-MAIL:** | leopoldo@alfa.com.mx |

---

| | |
|---|---|
| **PUESTO BMV:** | PROSECRETARIO DEL CONSEJO DE ADMINISTRACION |
| **PUESTO:** | NA |
| **NOMBRE:** | NA NA NA NA |
| **DOMICILIO:** | NA |
| **COLONIA:** | NA |
| **C. POSTAL:** | 00 |
| **CIUDAD Y ESTADO:** | SAN NICOLAS DE LOS GARZA NL |
| **TELEFONO:** | NA |
| **FAX:** | NA |
| **E-MAIL:** | NA |

---

| | |
|---|---|
| **PUESTO BMV:** | RESPONSABLE DE INFORMACION A INVERSIONISTAS |
| **PUESTO:** | SUBDIRECTOR DE RELACIONES CON INVERSIONISTAS |
| **NOMBRE:** | LIC. OTHON GERARDO DIAZ DEL GUANTE VILLARREAL |
| **DOMICILIO:** | AVE. MUNICH 101 |
| **COLONIA:** | CUAUHTEMOC |
| **C. POSTAL:** | 66452 |
| **CIUDAD Y ESTADO:** | SAN NICOLAS DE LOS GARZA NL |
| **TELEFONO:** | 01 81 8865 1240 |
| **FAX:** | 01 81 8331 1885 |
| **E-MAIL:** | odiaz@hylsamex.com.mx |

---

| | |
|---|---|
| **PUESTO BMV:** | ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET |
| **PUESTO:** | SUBDIRECTOR DE CONTRALORIA |
| **NOMBRE:** | C.P. GERARDO ANTONIO GONZALEZ VILLARREAL |
| **DOMICILIO:** | AVE MUNICH 101 |
| **COLONIA:** | CUAUHTEMOC |
| **C. POSTAL:** | 66452 |
| **CIUDAD Y ESTADO:** | SAN NICOLAS DE LOS GARZA NL |
| **TELEFONO:** | 01 81 8865 1202 |
| **FAX:** | 01 81 8865 1210 |
| **E-MAIL:** | ggonzale@hylsamex.com.mx |

---

| | |
|---|---|
| **PUESTO BMV:** | ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET |
| **PUESTO:** | DIRECTOR DE FINANZAS |
| **NOMBRE:** | C.P. ERNESTO ORTIZ LAMBRETON |
| **DOMICILIO:** | AVE. MUNICH 101 |
| **COLONIA:** | CUAUHTEMOC |
| **C. POSTAL:** | 66452 |
| **CIUDAD Y ESTADO:** | SAN NICOLAS DE LOS GARZA NL |
| **TELEFONO:** | 01 81 8865 1703 |
| **FAX:** | 01 81 8865 2125 |
| **E-MAIL:** | eortiz@hylsamex.com.mx |

# BOLSA MEXICANA DE VALORES, S.A. DE C.V.

**CLAVE DE COTIZACION:** **HYLSAMX**
**HYLSAMEX, S.A. DE C.V.**

**DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.**

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

| | |
|---|---|
| **ING. ALEJANDRO M. ELIZONDO B.**<br>**DIRECTOR GENERAL** | **C.P. ERNESTO ORTIZ L.**<br>**DIRECTOR DE FINANZAS** |

**SAN NICOLAS DE LOS GARZA, NL, A 29 DE ABRIL DE 2004**

**NOTAS A LOS ESTADOS FINANCIEROS (1)**

**CONSOLIDADO**
**Impresión Final**

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

| | | |
|---|---|---|
| PARTICIPACION EN EL CAPITAL CONTABLE DE SUBS. | $ | (8,708,418) |
| RESULTADO POR TENENCIA DE ACTIVOS NO MONET. | | 2,047,496 |
| IMPUESTO DIFERIDO EN CAPITAL | | 99,989 |
| TOTAL | $ | (6,560,933) |